SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **April** **2008**

Commission File Number **000-29898**

Research In Motion Limited
(Translation of registrant's name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F __________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1 The Registrant's 2008 Annual Report to Shareholders.

DOCUMENT 1


BlackBerry
12:21 PM
WED, MAY 25
Ask Someone
Why They Love
Their BlackBerry
SPACE
SYM

RIM

Research In Motion 2008 Annual Report

it helps me
get where I'm going

People love BlackBerry smartphones because they make life easier. BlackBerry smartphones help people save time and get where they want to go with professional-grade communications and productivity tools. BlackBerry smartphones with built-in GPS (Global Positioning System) provide "out-of-the-box" support for a wide variety of LBS (Location Based Service) applications such as BlackBerry® Maps. BlackBerry Maps delivers turn-by-turn driving directions and the ability to track the route via GPS. You can enter the desired location or simply select an address from your BlackBerry address book. The built-in GPS capabilities can also support a wide range of other LBS applications such as employee and resource management, social networking and more.

"I get where I want to go effortlessly. It performs beautifully."

Rob Vandermark
Founder/President, Seven Cycles


5. Follow
curve on
38. Go
2.6 mi.
SPACE

The BlackBerry® 8300 Series includes a selection of models that are perfect for people who want a well-rounded smartphone. In addition to renowned communications capabilities and ease-of-use, they offer many new consumer-friendly features and some models offer built-in GPS.

It helps them see what I'm seeing

People love BlackBerry smartphones because they help capture the moment. A BlackBerry smartphone with a built-in camera lets you share pictures as easily as you took them, via email, Instant Message (IM) or MMS (Multimedia Messaging Service). And BlackBerry smartphones are also designed to work with many online photo albums and social networking sites, so sharing life's important moments with friends and associates is fun and easy.

"Being in contact makes for less work, more fun, more play."

Terry McBride
CEO, Nettwerk Music Group


BlackBerry

The stylish BlackBerry® 8100 Series includes a range of smartphones that are surprisingly small, but they come with an easy-to-use keyboard and trackball and they are packed with features like email, voice dialing, Internet, multimedia and expandable memory. All in a sleek and polished design.



"Worklife, nightlife,
social life – it's all in here."

Jason Pomeranc,
Co-Founder, Thompson Hotels

It helps us share in the fun

People love BlackBerry smartphones because they can enjoy complete connectivity and have a world of entertainment at their fingertips. Most BlackBerry smartphones come equipped with a media player, so music, videos and more can be enjoyed from just about anywhere. Plus, there's a full range of accessories like wireless headsets and speakers that allow you to listen to music while simultaneously managing your email or chatting with an IM contact. And a large and growing ecosystem of independent software vendors (ISVs) has developed a wide variety of other business and lifestyle applications for BlackBerry smartphones.



BlackBerry smartphones have always stood out from the crowd. Fuelled by RIM's culture of innovation and passion for providing customers with a truly satisfying mobile experience, the BlackBerry brand has become a trusted choice for millions of people around the world.

It helps you
manage your day

People love BlackBerry smartphones because they are intuitive, useful and reliable. BlackBerry smartphones help simplify life by giving people more flexibility to get things done when and where it's convenient. You can make calls, send messages, search the internet and more. And now, with the ability to access both cellular and Wi-Fi® networks on certain BlackBerry smartphone models, there is even more flexibility in how you stay connected.

Built-in Wi-Fi® is available with the BlackBerry® Pearl™ 8120, BlackBerry® Curve™ 8320 and BlackBerry® 8820 smartphones. Wi-Fi support is a perfect complement to cellular services – at home, in the office or at a hotspot.



"I can communicate new insights and inspirations immediately."

Lise Anne Couture
Co-Principal, Asymptote Architecture



Financial Highlights

(in thousands of U.S. dollars, except per share amounts)

U.S. GAAP	March 1, 2008	March 3, 2007	March 4, 2006
Statement of Operations data			
Revenue	$ 6,009,395	$ 3,037,103	$ 2,065,845
Gross margin	$ 3,080,581	$ 1,657,802	$ 1,140,247
Research & development and selling, general and administration	1,241,310	774,095	473,204
Amortization	108,112	76,879	49,951
Litigation	–	–	201,791
Investment income	79,361	52,117	66,218
Income before income taxes	1,810,520	858,945	481,519
Provision for income taxes	516,653	227,373	106,863
Net income	$ 1,293,867	$ 631,572	$ 374,656
Earnings per share			
Basic	$ 2.31	$ 1.14	$ 0.66
Diluted	$ 2.26	$ 1.10	$ 0.64
Operating data (percentage of revenue)			
Gross margin	51.3%	54.6%	55.2%
Research and development	6.0%	7.8%	7.7%
Selling, marketing and administration	14.7%	17.7%	15.2%
Balance Sheet data			
Cash, cash equivalents, short-term investments and investments	$ 2,343,996	$ 1,412,878	$ 1,249,402
Total assets	$ 5,511,187	$ 3,088,949	$ 2,314,349
Shareholders' equity	$ 3,933,566	$ 2,483,500	$ 1,995,415

BlackBerry Subscriber Account Base
(in thousands)


14,000
11,200
8,400
5,600
2,800
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Annual Revenue
(in millions of U.S. dollars)


$6,000
4,800
3,600
2,400
1,200
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

The Year in Review

Fellow Shareholders:

Fiscal 2008 was another year of exceptional growth for Research In Motion (RIM). The BlackBerry® subscriber account base grew substantially, RIM launched more new BlackBerry smartphones in fiscal 2008 than ever before and we achieved record financial results in terms of both revenue and earnings. As RIM continues to expand the presence of BlackBerry in both enterprise and consumer markets, we see tremendous momentum in our business and are confident in the Company's ability to continue to grow and succeed in fiscal 2009.

We are proud of the Company's accomplishments and grateful to approximately 8,400 employees around the world whose talents, hard work and determination enabled RIM to once again execute effectively and deliver solid results. We would like to thank all of our employees for their commitment to excellence and congratulate them on another successful year.

We also thank our customers, partners and shareholders wholeheartedly for their support throughout fiscal 2008.

Some of RIM's achievements during the past year included:

- Revenue grew 98% to over $6 billion;
- The BlackBerry subscriber account base reached over 14 million;
- RIM shipped the 25 millionth BlackBerry smartphone;
- Over 80 new carrier partners were added around the globe;
- Several groundbreaking new smartphones were introduced, including:
  - BlackBerry® Curve™ 8300,
  - BlackBerry® Curve™ 8310 with GPS,
  - BlackBerry® Curve™ 8320 with Wi-Fi b/g,
  - BlackBerry® 8830 World Edition, CDMA EV-DO with GPS and GSM/GPRS for roaming,
  - BlackBerry® 8820 with GPS and Wi-Fi a/b/g,
  - BlackBerry® Pearl™ 8120 with Wi-Fi b/g,
  - BlackBerry® Pearl™ 8130, CDMA EV-DO with GPS,
  - BlackBerry® Pearl™ 8110 with GPS;
- The BlackBerry brand grew more powerful and resonated with a mainstream consumer audience, and over half of the net subscriber account additions in the fourth quarter came from non-enterprise customers;
- BlackBerry Alliance partners launched hundreds of software applications and solutions for the BlackBerry platform;
- BlackBerry® Professional Software was launched for small and mid-sized business markets;
- BlackBerry® Unite!™ software was introduced for the home and small office / home office markets; and
- The BlackBerry® Enterprise Solution became the first mobile platform to receive Common Criteria Evaluation Assurance Level 2+ security certification.

Financial Results and Administration

Revenue in fiscal 2008 nearly doubled to $6.01 billion as compared to $3.04 billion in the previous year. Hardware continued to represent the largest percentage of revenue at 79.4%, with service contributing approximately 14.3% and software, accessories, and other revenue contributing the remainder.

Gross margin for the year was 51.3%, down slightly from fiscal 2007. This decline was primarily related to the increased percentage of hardware revenue as well as the relative strength of certain product lines targeted at new market segments.

Year over year smartphone shipments were up more than 110% from fiscal 2007. The growth was primarily fuelled by strong BlackBerry service subscriber growth and a high level of handset upgrades by loyal customers, as well as an increased number of handsets being purchased for voice and SMS (Short Message Service) services (independent of a BlackBerry service plan).

Operating expenses for the year decreased as a percentage of revenue as we leveraged our investments in Research and Development and Sales and Marketing to drive growth in new segments, distribution channels and geographies.

Net income in fiscal 2008 more than doubled to $1.29 billion or $2.26 cents per share fully diluted versus $631.6 million or $1.10 per share fully diluted in the prior year.

Capital expenditures increased from $254 million in fiscal 2007 to $352 million in fiscal 2008. Such investments were primarily for the acquisition of new facilities and equipment to accommodate our expanding employee base and the expansion and enhancement of the BlackBerry Infrastructure.

RIM's balance sheet remained strong at the end of fiscal 2008 with negligible debt and approximately $2.3 billion in cash, cash equivalents, short-term investments and long-term investments.

RIM had approximately 8,400 employees at the end of fiscal 2008, up from approximately 6,250 employees at the end of fiscal 2007. In December, we announced the opening of our US headquarters in Irving, Texas where we expect to employ over 1,000 people over the next several years. We continue to hire across all areas of the Company, including R&D, carrier support, business development, marketing, customer care and manufacturing. We also continue to hire co-op students and new graduates from a variety of universities and colleges to ensure that we continue to have an influx of young talent.

The BlackBerry Solution

In fiscal 2008, the BlackBerry solution continued to expand in popularity with strong growth in both North American and international markets. BlackBerry subscriber accounts in markets outside of North America increased to approximately 33% of the total subscriber account base at the end of fiscal 2008, up from 28% for the previous year. The number of non-enterprise subscriber accounts as of March 1, 2008 increased to 38% of the total BlackBerry subscriber account base from 27% at the end of fiscal 2007.

Over the course of the year, RIM added important new carrier and distribution partners across Europe, including Carphone Warehouse in the United Kingdom, and experienced strong ongoing commitment from existing European partners. In Latin America, we



saw aggressive promotion and pricing by our carrier partners that resulted in 100% revenue growth over fiscal 2007. Our presence in India also strengthened with the addition of two new carrier partners. During fiscal 2008, we also announced a strategic partnership with Alcatel®-Lucent to sell BlackBerry smartphones in Mainland China and launched the BlackBerry 8700 in the region at the end of the year.

Throughout the calendar 2007 holiday season our carrier and distribution partners marketed BlackBerry smartphones as part of their mainstream consumer offerings. Many of our partners offered promotions and special pricing programs for BlackBerry smartphones around this time, resulting in record-setting net subscriber account additions on "Black Friday" of the US Thanksgiving weekend. We were also pleased to see this strength continue throughout the season.

Business and Government

While the demand for the BlackBerry solution remains strong in our traditional enterprise markets, we continue to see diversification in our customer base across many smaller business and government segments. In support of this trend, we introduced BlackBerry® Professional Software, a new wireless solution for small and medium sized organizations that delivers enterprise-grade security and controls in a streamlined and affordable package optimized for smaller deployments.

We are also seeing great interest in the BlackBerry® Mobile Voice System (BlackBerry MVS), which provides enterprise users with single-number reachability and seamless access to the corporate phone system. We believe this intuitive and integrated approach to fixed mobile convergence and unified messaging offers significant strategic value to corporate customers while also enabling a strong return on investment.

Consumers

During the year, we added a range of new consumer-friendly features and underlying technologies to strengthen RIM's position in new market segments. The BlackBerry® Internet Service was improved with advanced features and greater ease-of-use. New smartphones were introduced with communications and multimedia enhancements, including the BlackBerry Pearl 8130 smartphone for CDMA networks and the BlackBerry Pearl 8120 smartphone with Wi-Fi and UMA support. We also announced plans to introduce BlackBerry® Unite!™, a free PC-based software product that allows small groups of people, such as a family or small office, to stay connected on the go with mobile access to shared calendars, pictures, music, documents and other desktop content, as well as wireless email and web browsing.

BlackBerry Application Ecosystem

The BlackBerry platform is an open platform that supports industry standards and simplifies the development of mobile applications. We now have hundreds of independent software vendors, solution providers and system integrators in our global BlackBerry Alliance Program and they have already brought thousands of BlackBerry applications and solutions to market.

BlackBerry Alliance Program members have developed new software applications for a wide range of purposes, including mapping and navigation, mobile information services, games, personal wellness and music services. Two major mobility trends seen this year were GPS-based applications and social networking applications. As the popularity of these applications grow around the world, we are working with partners to mobilize these applications and enable a streamlined experience that leverages the advantages of the unique push-based BlackBerry platform. We are pleased to have recently announced that downloads of the Facebook® for BlackBerry® Smartphones application have surpassed the 1,000,000 mark.

Of course, the market for wireless enterprise applications also continues to thrive as businesses and governments continue to embrace wireless applications and systems integration as part of their IT strategies for both operational improvements and competitive advantage.

In support of the growing BlackBerry development community, RIM is providing easy-to-use tools. In fiscal 2008, we launched the BlackBerry® Plug-in for Microsoft® Visual Studio® 1.0 and BlackBerry® Java® Development Environment (BlackBerry JDE) 4.3.0; and subsequent to year end, we launched the BlackBerry JDE for Eclipse™ 1.0.

Sales, Marketing & Distribution

At the end of fiscal 2008, BlackBerry smartphones were available in 135 countries through over 350 carriers and channels. RIM has successfully managed its global expansion and distribution through the development of strong channel partnerships. We work closely with our partners to provide marketing, training and support services. The synergies created by our tight relationships facilitate more efficient product launches and better customer care.



> "It allows me to be creative and productive on my own terms."
>
> Premal Shah,
> President, Kiva.org

The BlackBerry® 8800 Series includes a selection of GSM and CDMA smartphones that support international roaming services so that you can stay connected, by phone or email, from just about anywhere. And with an integrated media player, travelers can enjoy their favorite music and videos when and where they choose.

R&D and Manufacturing

A dedication to innovation and quality remains core to RIM's product development philosophy. We launched more BlackBerry smartphones in fiscal 2008 than in any previous year. The BlackBerry 8830 World Edition was a major breakthrough for RIM as it leveraged our extensive expertise in both CDMA and GSM technologies within a single phone. The BlackBerry 8820 was the first BlackBerry smartphone to combine cellular and Wi-Fi connectivity to seamlessly re-route corporate, personal and carrier services over Wi-Fi when in coverage at home, office and public hotspots. We are excited about the opportunities presented by Wi-Fi technologies, including UMA for fixed-mobile convergence. Subsequent to the launch of the BlackBerry 8820 smartphone, we added Wi-Fi capabilities into other BlackBerry smartphones including the BlackBerry Pearl 8120 and BlackBerry Curve 8320. Other significant product launches in 2008 included the BlackBerry Pearl 8110 and BlackBerry Curve 8310 smartphones with built-in GPS, as well as the BlackBerry Pearl 8130 smartphone for CDMA networks.

We are also proud that the BlackBerry® Enterprise Solution achieved Common Criteria Certification this year. The Common Criteria Certification is an international standard for validating specific functional and security requirements in Information Technology (IT) products and is supported by 25 member countries around the world including France, Germany, the United Kingdom, Japan, Canada and the United States. The certification process involved extensive auditing and system evaluation. The BlackBerry solution has also received many other accreditations and validations that are essential for security conscious industries and governments. RIM's commitment to achieve independent, third party approvals and certifications regarding the security of the BlackBerry® solution helps explain why so many corporations and governments around the world choose the BlackBerry platform.

RIM continues to maintain a close relationship between manufacturing and research and development, while working closely with supply chain and outsourcing partners to provide cost effective, high-quality products to its customers. In fiscal 2008, RIM more than doubled its smartphone shipments. As we continue to scale production, we are working with our outsourcing partners on an increasing percentage of our overall production and we expect to further leverage and expand our outsourcing relationships in fiscal 2009 in order to meet global demand.



Network Operations

We continue to invest in the BlackBerry® Infrastructure to enhance the BlackBerry smartphone experience and support the growing subscriber account base. In fiscal 2008, the BlackBerry Infrastructure processed more than double the number of wireless data packets than in 2007. The proactive and ongoing investment in infrastructure has enabled us to continue to provide industry-leading quality of service, security and scalability to meet the growing needs of our customers.

Customer Care

RIM's focus on providing exceptional support for the increasing number of BlackBerry customers is a significant competitive advantage. To meet the needs of our expanding customer base, we launched our fifth customer care facility this year in Irving, Texas; continued to grow our teams in other customer care centers; and expanded our multilingual training programs to include several new languages including French, Italian, German, Spanish, Simplified Chinese, Japanese and Brazilian Portuguese. In fiscal 2008, revenues from our technical support programs grew more than 50% and we developed the BlackBerry® Certification Program to allow our partners to enhance their knowledge. A number of certification programs are planned for RIM's partners and customers and are expected to be rolled out throughout fiscal 2009.

The Year Ahead

We believe RIM is well positioned to take advantage of the exciting opportunities that lie ahead in fiscal 2009. Some of our goals for the year include:

- Expand our product portfolio with several new smartphones and include support for emerging network technologies;
- Develop further enhancements to our software and services platform to grow our customer base in existing and new markets;
- Grow and strengthen relationships with our carrier and distribution partners across the globe;
- Enhance the BlackBerry user experience further by working closely with our partners to develop compelling mobile applications;
- Leverage and expand outsourcing partnerships and increase outsourcing volumes for manufacturing;
- Attract, hire and retain the best available talent to maintain RIM's market leading position; and
- Continue to focus on delivering strong financial performance for our shareholders.


Jim Balsillie
Mike Lazaridis

Financial Contents

management's discussion and analysis of financial condition and results of operations

April 17, 2008

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended March 1, 2008. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM has prepared this MD&A with reference to *National Instrument 51-102* "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the fiscal year ended March 1, 2008 and up to and including April 17, 2008.

Additional information about the Company, including the Company's Annual Information Form, which is included in RIM's Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Special Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

- the Company's plans and expectations with respect to matters relating to its historical stock option granting practices, including regulatory investigations and litigation in connection therewith;
- the Company's estimates regarding its effective tax rate;
- the Company's expectations regarding the average selling price ("ASP") of its BlackBerry devices;
- the Company's estimates regarding revenue sensitivity for the effect of a change in ASP;
- the Company's estimates of purchase obligations and other contractual commitments; and
- the Company's expectations with respect to the sufficiency of its financial resources.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of such filings may be obtained at www.sedar.com and www.sec.gov):

- risks related to the restatement of RIM's previously filed financial statements as a result of its internal review of its stock option granting practices, and regulatory investigations or litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers;
- third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;
- RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
- RIM's ability to obtain rights to use software or components supplied by third parties;
- RIM's ability to enhance current products and develop new products;
- RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;
- RIM's dependence on its carrier partners to grow its BlackBerry subscriber account base;
- RIM's dependence on a limited number of significant customers;
- the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;

- the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
- RIM's ability to manage production facilities and its reliance on third-party manufacturers for certain products;
- RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;
- the continued quality and reliability of RIM's products and services;
- risks associated with RIM's expanding foreign operations;
- restrictions on import and use of RIM's products in certain countries due to encryption of the products and services;
- effective management of growth and ongoing development of RIM's service and support operations;
- risks associated with acquisitions, investments and other business initiatives;
- reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
- intense competition within RIM's industry, including the possibility that strategic transactions by RIM's competitors or carrier partners could weaken RIM's competitive position or that RIM may be required to reduce its prices to compete effectively;
- dependence on key personnel and RIM's ability to attract and retain key personnel;
- reliance on third-party network infrastructure developers and software platform vendors;
- foreign exchange risks;
- changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
- government regulation of wireless spectrum and radio frequencies;
- the costs and burdens of compliance with new government regulations;
- continued use and expansion of the Internet;
- regulation, certification and health risks, and risks relating to the misuse of RIM's products;
- tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations; and
- difficulties in forecasting RIM's quarterly financial results and the growth of its subscriber base.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless solution, software development tools, and other hardware and software. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.

RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.

RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month with substantially all service fees having no regard to the amount of data traffic the subscriber account passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier's responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM's subscriber base and should not be relied upon as an indicator of RIM's financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM's BlackBerry wireless solution is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server™ ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

RIM also offers the BlackBerry Connect™ and BlackBerry Built-In™ Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting "push"-based BlackBerry wireless services.

Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services ("NRE").

Fiscal 2008 Operating Results – Executive Summary

The following table sets forth certain consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the periods indicated, as well as consolidated balance sheet data, which is expressed in thousands of dollars, as at March 1, 2008, March 3, 2007 and March 4, 2006.

	As at and for the Fiscal Year Ended				
	March 1, 2008	March 3, 2007	Change 2008/2007	March 4, 2006	Change 2007/2006
	(in thousands, except for per share amounts)				
Revenue	$ 6,009,395	$ 3,037,103	$ 2,972,292	$ 2,065,845	$ 971,258
Cost of sales	2,928,814	1,379,301	1,549,513	925,598	453,703
Gross margin	3,080,581	1,657,802	1,422,779	1,140,247	517,555
Expenses					
Research and development	359,828	236,173	123,655	158,887	77,286
Selling, marketing and administration	881,482	537,922	343,560	314,317	223,605
Amortization	108,112	76,879	31,233	49,951	26,928
Sub-total	1,349,422	850,974	498,448	523,155	327,819
Litigation (1)	-	-	-	201,791	(201,791)
	1,349,422	850,974	498,448	724,946	126,028
Income from operations	1,731,159	806,828	924,331	415,301	391,527
Investment income	79,361	52,117	27,244	66,218	(14,101)
Income before income taxes	1,810,520	858,945	951,575	481,519	377,426
Provision for income taxes	516,653	227,373	289,280	106,863	120,510
Net income	$ 1,293,867	$ 631,572	$ 662,295	$ 374,656	$ 256,916
Earnings per share (2)					
Basic	$ 2.31	$ 1.14	$ 1.17	$ 0.66	$ 0.48
Diluted	$ 2.26	$ 1.10	$ 1.16	$ 0.64	$ 0.46
Weighted-average number of shares outstanding (000's)					
Basic	559,778	556,059		566,742	
Diluted	572,830	571,809		588,468	
Total assets	$ 5,511,187	$ 3,088,949	$ 2,422,238	$ 2,314,349	$ 774,600
Total liabilities	$ 1,577,621	$ 605,449	$ 972,172	$ 318,934	$ 286,515
Total long-term liabilities	$ 103,190	$ 58,874	$ 44,316	$ 34,709	$ 24,165
Shareholders' equity	$ 3,933,566	$ 2,483,500	$ 1,450,066	$ 1,995,415	$ 488,085

Notes:

(1) Reflects the resolution of the patent litigation between the Company and NTP in fiscal 2006. See "Results of Operations – Litigation" and Note 12(b) to the Consolidated Financial Statements for further details

(2) Basic and diluted earnings per share and basic and diluted weighted-average number of shares outstanding for fiscal 2008, fiscal 2007 and fiscal 2006, as presented in the table above, reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008

The Company has not paid any cash dividends during the last three fiscal years.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	For the Fiscal Year Ended				
	March 1, 2008	March 3, 2007	Change 2008/2007	March 4, 2006	Change 2007/2006
Revenue	100.0%	100.0%	0.0%	100.0%	0.0%
Cost of sales	48.7%	45.4%	3.3%	44.8%	0.6%
Gross margin	51.3%	54.6%	(3.3%)	55.2%	(0.6%)
Expenses					
Research and development	6.0%	7.8%	(1.8%)	7.7%	0.1%
Selling, marketing and administration	14.7%	17.7%	(3.0%)	15.2%	2.5%
Amortization	1.8%	2.5%	(0.7%)	2.4%	0.1%
Sub-total	22.5%	28.0%	(5.5%)	25.3%	2.7%
Litigation (1)	0.0%	0.0%	0.0%	9.8%	(9.8%)
	22.5%	28.0%	(5.5%)	35.1%	(7.1%)
Income from operations	28.8%	26.6%	2.2%	20.1%	6.5%
Investment income	1.3%	1.7%	(0.4%)	3.2%	(1.5%)
Income before income taxes	30.1%	28.3%	1.8%	23.3%	5.0%
Provision for income taxes	8.6%	7.5%	1.1%	5.2%	2.3%
Net income	21.5%	20.8%	0.7%	18.1%	2.7%

Notes:

(1) Reflects the resolution of the patent litigation between the Company and NTP in fiscal 2006. See "Summary of Operations – Litigation" and Note 12(b) to the Consolidated Financial Statements for further details.

Revenue for fiscal 2008 was $6.01 billion, an increase of $2.97 billion, or 97.9%, from $3.04 billion in fiscal 2007. The number of BlackBerry devices sold increased by approximately 7.4 million, or 114.8%, to approximately 13.8 million in fiscal 2008, compared to approximately 6.4 million in fiscal 2007. Device revenue increased by $2.55 billion, or 115.2 %, to $4.77 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $300.5 million to $860.6 million, reflecting the Company's increase in BlackBerry subscriber accounts since fiscal 2007. Software revenue increased by $61.2 million to $234.4 million in fiscal 2008.

The Company's net income increased by $662.3 million to $1.29 billion, or $2.31 basic earnings per share ("basic EPS") and $2.26 diluted earnings per share ("diluted EPS"), in fiscal 2008, compared to net income of $631.6 million, or $1.14 basic EPS and $1.10 diluted EPS, in fiscal 2007. Basic and diluted earnings per share for fiscal 2008 and fiscal 2007 reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008. The $662.3 million increase in net income in fiscal 2008 primarily reflects an increase in gross margin in the amount of $1.42 billion, resulting primarily from the increased number of device shipments, which was partially offset by an increase of $467.2 million in the Company's research and development expenses and sales and marketing programs.

A more comprehensive analysis of these factors is contained in "Summary Results of Operations – Fiscal 2008 Compared to Fiscal 2007 and Fiscal 2006".

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee and are set out below. The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have been no changes to the Company's critical accounting policies and estimates during the past three fiscal years.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Devices

Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

Provisions are made at the time of sale for warranties, royalties, price protection, rebates and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. If future returns are higher than estimated, they would result in a reduction of revenue. To date, returns of devices and other products have been negligible. Price protection is recorded based on management's estimate of future price reductions and certain agreed customer inventory levels. To date, the impact of price protection has been negligible. Should the actual experience of price reductions in the future be greater than the Company's historical pattern, it would lead to a reduction in revenue. Rebates and the costs of incentive programs are recorded as a reduction of revenue based on historical experience. If the actual volumes applicable to the rebates and incentive programs in place increase or if additional incentives are provided to customers, this would result in a decrease in device revenue.

Service

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Refer to "Sources of Revenue" for more information on the calculation of the number of subscriber accounts.

Software

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

Multiple-Element Arrangements

The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Allowance for Doubtful Accounts and Bad Debt Expense
The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Inventory
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off. For further details on the carrying value of inventory as at March 1, 2008, refer to Note 5 to the Consolidated Financial Statements.

Valuation of long-lived assets, intangible assets and goodwill
The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, the Company assesses goodwill for impairment at the end of every fiscal year.

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. A significant component of intangible assets is the net book value of licenses. Under certain license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Summary Results of Operations – Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived assets, intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, such as patents and trademarks, as well as legal costs arising out of the assertion of any Company-owned patents. If the Company is not successful in any such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

For further details on the intangible assets, patents and long-lived assets, refer to Note 7 to the Consolidated Financial Statements.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis and the Company has concluded that no impairment exists as of March 1, 2008.

Litigation

The Company is involved in litigation in the normal course of its business. Lawsuits relating to patent infringement, purported class actions and derivative actions may be filed by the Company or by parties naming the Company as a defendant. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. For further details on legal matters, refer to Note 12(b) of the Consolidated Financial Statements.

As more fully disclosed in the Consolidated Financial Statements, the Company was the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (See "Summary Results of Operations – Litigation" and Note 12(b) to the Consolidated Financial Statements).

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward.

Royalties

The Company recognizes its liability for royalty payments in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management's estimates of royalty rates are based on the Company's historical licensing and royalty payment experience

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required. For further details on the Company's warranty expense experience and estimates for fiscal 2008, refer to Note 13 to the Consolidated Financial Statements.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at March 1, 2008, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $8.5 million, or 0.7% of consolidated annual net income.

Investments

All cash equivalents and investments, other than cost method investments of $5.5 million, are categorized as available-for-sale under Statement of Financial Accounting Standard No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115") and are carried at fair value with unrealized gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the cash equivalents and investments are written down to fair value by a charge to earnings.

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent to hold the debt securities to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

For further details on the Company's investments and fair value conclusions, refer to Note 4 and Note 18 to the Consolidated Financial Statements.

Income taxes

In accordance with SFAS 109, *Accounting for Income Taxes*, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount management considers to be more likely than not to be realized. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and experimental development ("SR&ED") expenditures. The Company applies judgement in determining which expenditures are eligible to be claimed. Under this method, the ITCs are recognized as a reduction to income tax expense. If any of the claims submitted by the Company are denied by the relevant tax authority, income tax expense would increase.

Significant judgement is required in evaluating the Company's uncertain tax positions and provision for income taxes. Effective March 4, 2007 the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*, and prescribes a recognition threshold of more likely than not to be sustained upon examination. In addition, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure and transitions. For further details, refer to Note 9 to the Consolidated Financial Statements.

The Company's provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The Company's consolidated income tax rates have differed from statutory rates primarily due to the tax impact of ITCs, manufacturing activities, foreign exchange differences, the amount of net income earned in Canada versus other operating jurisdictions and the rate of taxes payable in respect of those other operating jurisdictions. The Company enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company's consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Stock-Based Compensation

The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries. No stock options were granted to independent directors in fiscal 2008.

Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R), *Share-Based Payment ("SFAS 123(R)")*. Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Prior to fiscal 2007, the Company accounted for stock-based compensation using Accounting Principles Board No. 25 *Accounting for Stock Issued to Employees ("APB 25")* and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares subject to the option and exercise price becomes fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares subject to the option and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares subject to the option and/or exercise prices becomes fixed, or the stock option is exercised, is cancelled, or expires.

In connection with the Review and the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior option grants. Information regarding the Review and the Restatement is set forth below under "Restatement of Previously Issued Financial Statements".

The Company has a Restricted Share Unit Plan (the "RSU Plan") under which eligible participants include any officer or employee of the Company or its subsidiaries. The RSU Plan was approved at the Company's Annual General Meeting on July 18, 2005 and received regulatory approval in August 2005. Restricted Share Units ("RSUs") are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. The compensation expense is calculated based on the fair value of the award as defined in SFAS 123(R) and the amount is recognized over the vesting period of the RSU.

On December 20, 2007, the Board of Directors adopted a Deferred Share Unit Plan (the "DSU Plan") under which each independent director will be credited with Deferred Share Units ("DSUs") in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. After such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU or, at the Company's option and subject to receipt of shareholder approval, by way of shares purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R).

For further details on the Company's stock-based compensation, refer to Note 11 of the Consolidated Financial Statements.

Restatement of Previously Issued Financial Statements

Overview

As discussed in greater detail under "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements" in the MD&A for the fiscal year ended March 3, 2007 and Note 4 to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders' equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the "Restatement"), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company's stock option plan on December 4, 1996 (as amended from time to time, the "Stock Option Plan") and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement did not result in a change in the Company's previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.

The Restatement is the result of a voluntary internal review (the "Review") by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company's Board of Directors, at the initiative of Dennis Kavelman, the Company's former Chief Financial Officer (now the Company's Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the "Special Committee"). The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock based awards granted prior to the adoption of the Stock Option Plan.

The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a "net settlement" feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company's stock option grant program.

Each of the SEC, the Ontario Securities Commission ("OSC") and the office of the United States Attorney for the Southern District of New York (the "USAO") has commenced investigations in connection with the Company's stock option granting practices. The Company intends to continue to cooperate with each of these agencies.

Actions Taken as a Result of the Review

As previously disclosed, the Board of Directors, based on the recommendations of the Special Committee, has implemented, or is in the process of implementing, a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company's control over its stock option granting process in particular. These measures include:

- *Benefits from Option Grants* — All directors and each of RIM's co-Chief Executive Officers and Chief Operating Officers ("c-level officers") agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to reprice unexercised options that were incorrectly priced. All vice presidents of the Company were asked to agree to similar treatment for their options that have dating issues, where those options were granted after the employee's commencement of employment and in the employee's capacity as vice presidents. As of the date hereof, all of the stock options held by directors, c-level officers and vice presidents that are subject to such repricing have been repriced, and the Company has received $8.7 million, including interest, in restitution payments from its directors, c-level officers and vice presidents.
- *Changes to the Company's Stock Option Granting Practices* — In June 2007, the Board of Directors approved a formal policy on granting equity awards, the details of which are described in the Company's Management Information Circular, dated June 14, 2007 (the "Management Information Circular"), a copy of which can be found on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov. In addition, in July 2007, the Board of Directors determined to exclude non-employee directors from future stock option grants.
- *Changes to the Company's Board of Directors, Board Committees and Organizational Structure* — In accordance with the Special Committee's recommendations and other considerations, the Board of Directors has established a new Oversight Committee, separated the roles of Chairman and CEO, implemented other changes to the Company's Board, Audit Committee, Compensation Committee, and Nominating Committee, and has changed various management roles. In addition to Ms. Barbara Styrniest and Mr. John Wetmore, who became directors of the Company in March 2007, Mr. David Kerr and Mr. Roger Martin were elected as directors of the Company at the annual general meeting of the Company on July 17, 2007. Each of the new directors is "independent" within the meaning of applicable securities laws and stock exchange rules. As previously disclosed, each of Mr. Douglas Fregin, Mr. Kendall Cork and Dr. Douglas Wright did not stand for re-election at the Annual General Meeting of the Company. Mr. Cork and Dr. Wright were appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years.
- *Other Changes* — The Company is establishing an internal audit department and an individual commenced employment with the Company in the fourth quarter of fiscal 2008 in the position of Senior Vice President, Internal Audit. This new officer reports directly to the chair of the Audit Committee as well as the Co-Chief Executive Officer, Jim Balsillie. Additionally, the Company is enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM's stock option granting program. Two finance employees have recently joined the Company with U.S. GAAP expertise and the Company will continue to expand its capabilities in this area as required. A candidate selection process is underway to fill the position related to securities disclosure and compliance matters.

Review Costs

Included in the Company's selling, marketing and administrative expenses in fiscal 2007 and fiscal 2008 are legal, accounting and other professional costs incurred by the Company as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and the regulatory investigations and litigation related thereto.

Mr. Jim Balsillie and Mr. Mike Lazaridis, the Company's Co-Chief Executive Officers, voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million each) of those costs. The Company received these voluntary payments in the second quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital. In addition, as part of the Notice of Application that was filed with the Ontario

Superior Court of Justice-Commercial List by a pension fund shareholder, seeking various orders against the Company and named directors, the Company and the other defendants entered into an agreement with the shareholder to settle the Application and a proposed derivative action. Under the settlement, among other things, RIM agreed to the payment of CAD $1.1 million on account of the shareholder's legal costs, and consistent with their earlier voluntary agreement (described above and in RIM's March 5, 2007 press release summarizing the results of the Review) to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the Review, RIM's co-CEO's, Jim Balsillie and Mike Lazaridis, agreed to pay RIM a further CAD $2.5 million each to defray the Review costs incurred by RIM. The Company received these voluntary payments of CAD $2.5 million each in the third quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital.

Risks Related to the Company's Historical Stock Option Granting Practices

As a result of the events described above, the Company has become subject to the following significant risks, each of which could have a material adverse effect on the Company's business, financial condition and results of operations:

- The Company's stock option granting practices are subject to ongoing investigations by the SEC, the OSC and the USAO. The investigations and requests for information, including interviews with the Company's management and others, have required significant management attention and resources. The period of time necessary to resolve the investigations or to adequately respond to requests for information is uncertain, and these matters could require significant additional attention and resources that could otherwise be devoted to the operation of the Company's business. While it is not possible to predict at this time what action may result from the investigations or inquiries, the Company anticipates that RIM or certain of its directors or officers may be subject to potential enforcement action and could be subject to other potential risks and outcomes as described below. If the securities regulators or the USAO determine that a violation of securities or other laws may have occurred, or has occurred, the Company or its officers and directors may receive notices regarding potential enforcement action or prosecution and could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, or the USAO could seek to impose criminal sanctions against the Company or its officers or directors if it determines that there was an intent to violate securities or other laws, any of which actions would have a material adverse effect on the Company. There can be no assurance that other regulatory agencies in the United States, Canada or elsewhere will not make inquiries about, or commence investigations into, matters relating to the Company's stock option practices.
- As previously disclosed, the Company was served with an application filed by a pension fund shareholder in Ontario, Canada, which, among other things, sought to commence a shareholder derivative action relating to the Company's historical option granting practices, and also made certain demands with respect to the conduct and scope of the Review. Such action was settled in the third quarter of fiscal 2008. On November 5, 2007, the Ontario Superior Court of Justice granted an order approving the settlement and issuing a representation order that binds all RIM shareholders to the terms of the agreement, except for those who had opted out. Approximately one hundred shareholders opted out of the settlement. Those who disclosed the number of shares held by them indicated that, combined, the opt-out shareholders hold approximately 27,400 shares (approximately 0.005% of all outstanding shares). However, certain opt-out shareholders did not disclose the number of shares held by them. On December 10, 2007, the Ontario Superior Court of Justice issued an order extending the opt-out deadline to January 22, 2008 for customers of Goldman Sachs Exchange & Clearing L.P., who did not receive notice of the settlement in the initial mailing. As a result of that extension, additional shareholders holding 47,080 shares as at the record date opted out. While that lawsuit has

been settled, additional lawsuits, including purported class actions and additional derivative actions, may be filed relating to the Company's stock option granting practices. The amount of time to resolve any such lawsuits is unpredictable, and defending against such lawsuits could require significant additional attention and resources that could otherwise be devoted to the operation of the Company's business. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on the Company's business, financial condition and results of operations.

- The Company could incur significant liabilities in connection with any litigation relating to its stock option granting practices, which liabilities may not be covered by insurance. In addition, the Company has indemnity obligations (including for legal expenses) for former and current directors, officers and employees, which are described in greater detail in the Management Information Circular.
- As noted above, in connection with the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior stock option grants. While the Company believes it has made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the Restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated. Additionally, if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact of past option grants, there could be delays in subsequent filings with the SEC or the OSC.
- The Company may face challenges in hiring and retaining qualified personnel due to the Restatement, the investigations relating to the Company and any potential tax consequences to employees who received grants of stock options with incorrect accounting measurement dates. In addition, restrictions on the Company's ability to grant stock options to new employees under its policy on granting equity awards, which provides for quarterly grants of stock options except in limited and exceptional circumstances, may make it more difficult for the Company to attract new employees. The loss of the services of any of the Company's key employees or challenges in hiring new employees could have a material adverse effect on its business and growth prospects. In addition, the Company may receive claims by employees who may be subject to adverse tax consequences as a result of errors in connection with stock option grants.

Impact of Accounting Pronouncements Not Yet Implemented

Fair Value Measurements
In September 2006, the FASB issued SFAS 157 *Fair Value Measurements*. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2008 except as amended by FSP SFAS 157-1 and FSP SFAS 157-2 and the Company will be required to adopt the standard in the first quarter of fiscal 2010. The Company is currently evaluating what impact, if any, SFAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115
In February 2007, the FASB issued SFAS 159 *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115*. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured

at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company does not intend to adopt the fair value measurement provisions of this statement.

Business Combinations
In December 2007, the FASB issued SFAS 141(R) *Business Combinations*. SFAS 141(R) replaces SFAS 141 *Business Combinations*. SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard in the first quarter of fiscal 2010 and its effects on future periods will depend on the nature and significance of any business combinations subject to this statement.

Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51
In December 2007, the FASB issued SFAS 160 *Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB 51*. SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, the Company will adopt the standard in the first quarter of fiscal 2010 via retrospective application of the presentation and disclosure requirements. The Company does not expect the adoption of SFAS 160 to have a material effect on the consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133
In March 2008, the FASB issued SFAS 161 *Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133*. SFAS 161 enhances the current disclosure framework in SFAS 133 and requires enhanced disclosures about why an entity uses derivative instruments, how derivative instruments are accounted for under SFAS 133 and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008 and the Company is required to adopt the standard in the first quarter of fiscal 2010. The Company has not yet assessed the impact the adoption of SFAS 161 would have on its consolidated financial statements.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures
As of March 1, 2008, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Co-Chief Executive Officers and its Chief Accounting Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the United States Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Co-Chief Executive Officers and the Chief Accounting Officer have concluded that, as of such date, the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act

as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 1, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of March 1, 2008, the Company's internal control over financial reporting was effective.

The Company's independent auditors have issued an audit report on the Company's internal control over financial reporting. This report is included with the Consolidated Financial Statements.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended March 1, 2008, no changes were made to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Summary Results of Operations – Fiscal 2008 Compared to Fiscal 2007 and Fiscal 2006

Fiscal year ended March 1, 2008 compared to the fiscal year ended March 3, 2007

Revenue

Revenue for fiscal 2008 was $6.01 billion, an increase of $2.97 billion, or 97.9%, from $3.04 billion in fiscal 2007.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Fiscal 2008		Fiscal 2007		Change - Fiscal 2008/2007	
Number of devices sold	13,780,000		6,414,000		7,366,000	114.8%
ASP	$ 346		$ 346		—	0.0%
Revenues						
Devices	$ 4,768,610	79.4%	$ 2,215,951	73.0%	$ 2,552,659	115.2%
Service	860,641	14.3%	560,116	18.4%	300,525	53.7%
Software	234,388	3.9%	173,187	5.7%	61,201	35.3%
Other	145,756	2.4%	87,849	2.9%	57,907	65.9%
	$ 6,009,395	100.0%	$ 3,037,103	100.0%	$ 2,972,292	97.9%

Device revenue increased by $2.55 billion, or 115.2%, to $4.77 billion, or 79.4% of consolidated revenue, in fiscal 2008 compared to $2.22 billion, or 73.0%, of consolidated revenue in fiscal 2007. This increase in device revenue over the prior year is primarily attributable to a volume increase of approximately 7.4 million units, or 114.8%, to approximately 13.8 million devices in fiscal 2008 compared to approximately 6.4 million devices in fiscal 2007. ASP in both fiscal 2008 and fiscal 2007 was $346. As RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to decline. ASP is dependant on projected future sales volumes, device mix, new device introductions for the Company's enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.

The Company estimates that a $10, or 2.9%, change in overall ASP would result in a quarterly revenue change of approximately $138 million, based upon the Company's volume of devices shipped in fiscal 2008.

Service revenue increased $300.5 million, or 53.7%, to $860.6 million and comprised 14.3% of consolidated revenue in fiscal 2008 compared to $560.1 million, or 18.4% of consolidated revenue in fiscal 2007, reflecting the Company's increase in BlackBerry subscriber accounts since fiscal 2007. BlackBerry subscriber account additions were approximately net 6.1 million for fiscal 2008 compared to approximately net 3.1 million for the comparable period last year. The total BlackBerry subscriber account base at the end of fiscal 2008 was over 14 million compared to approximately 8 million at the end of fiscal 2007. On February 21, 2008, the Company issued a press release updating its subscriber forecast for the fourth quarter of fiscal 2008. A copy of the press release is available at www.sedar.com.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $61.2 million, or 35.3%, to $234.4 million in fiscal 2008 from $173.2 million in fiscal 2007.

Other revenue, which includes accessories, non-warranty repairs and NRE, increased by $57.9 million to $145.8 million in fiscal 2008 compared to $87.8 million in fiscal 2007. The majority of the increase was attributable to increases in accessories and non-warranty repair.

Gross Margin

Gross margin increased by $1.42 billion, or 85.8%, to $3.08 billion, or 51.3% of revenue, in fiscal 2008, compared to $1.66 billion, or 54.6% of revenue, in the same period of the previous fiscal year. The decrease of 3.3% in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 79.4% of the total revenue mix in fiscal 2008 compared to 73.0% in the same period of fiscal 2007, as well as changes in the BlackBerry device mix. Gross margin percentage for devices is generally lower than the Company's consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2008 compared to fiscal 2007.

	Fiscal Year Ended			
	March 1, 2008		March 3, 2007	
	$	% of Revenue	$	% of Revenue
Revenue	$ 6,009,395		$ 3,037,103	
Research and development	$ 359,828	6.0%	$ 236,173	7.8%
Selling, marketing and administration	881,482	14.7%	537,922	17.7%
Amortization	108,112	1.8%	76,879	2.5%
	$ 1,349,422	22.5%	$ 850,974	28.0%

Research and Development

Research and development expenditures consist primarily of salaries and benefits for technical personnel, engineering materials, certification and tooling expense, travel, software tools, outsourcing and consulting services, and related information technology infrastructure support.

Research and development expenditures increased by $123.6 million to $359.8 million, or 6.0% of revenue, in fiscal 2008, compared to $236.2 million, or 7.8% of revenue, in fiscal 2007. The majority of the increases during fiscal 2008, compared to fiscal 2007, were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, office and related staffing infrastructure costs and travel.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, external advisory fees, related information technology and office infrastructure support, recruiting and foreign exchange gain or loss.

Selling, marketing and administrative expenses increased by $343.6 million to $881.5 million for fiscal 2008 compared to $537.9 million for the comparable period in fiscal 2007. As a percentage of revenue, selling, marketing and administrative expenses decreased to 14.7% in fiscal 2008 compared to 17.7% in fiscal 2007. The net increase of $343.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel. The increase also includes other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, regulatory investigations relating to the Company's historical option granting practices and related matters.

Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $31.2 million to $108.1 million for fiscal 2008 compared to $76.9 million for the comparable period in fiscal 2007. The increased amortization expense primarily reflects the impact of a full year amortization of fiscal 2007 additions plus a partial year's amortization for fiscal 2008 additions.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $45.2 million in fiscal 2008 compared to $29.9 million in fiscal 2007 and is charged to Cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2008 reflects the impact of a full year's amortization expense with respect to these capital asset expenditures incurred during fiscal 2007 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2008. See also Note 6 to the Consolidated Financial Statements.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $24.0 million in fiscal 2008 compared to $19.6 million in fiscal 2007.

Total amortization expense with respect to Intangible assets was $44.3 million in fiscal 2008 compared to $32.9 million in fiscal 2007. See also Notes 1(l) and Note 7 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates - Valuation of long-lived assets, intangible assets and goodwill."

Investment Income

Investment income increased by $27.3 million to $79.4 million in fiscal 2008 from $52.1 million in fiscal 2007. The increase primarily reflects the increase in cash and cash equivalents, short-term investments and long-term investments when compared to the prior year. See also "Liquidity and Capital Resources".

Income Taxes

For fiscal 2008, the Company's income tax expense was $516.7 million, resulting in an effective tax rate of 28.5% compared to income tax expense of $227.4 million or an effective tax rate of 26.5% for fiscal 2007. The Company's effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The fiscal 2008 effective tax rate increase was partially offset by the significant depreciation of the U.S. dollar relative to the Canadian dollar during fiscal 2008, the impact of enacted Canadian federal income tax rate reductions in the fourth quarter of fiscal 2008 on the Company's deferred income tax asset and liability balances, and the settlement in the third quarter of fiscal 2008 of previously unrecognized ITCs on research and development expenditures attributable to prior fiscal periods. The foreign exchange impact was a result of the U.S.

denominated assets and liabilities, and the related timing of these transactions, held by Canadian entities that are subject to tax in Canadian dollars.

Management expects the Company's fiscal 2009 effective tax rate to be approximately 30%, which reflects enacted future Canadian federal income tax rate reductions.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

Net income was $1.29 billion, or $2.31 basic EPS and $2 26 diluted EPS, in fiscal 2008 compared to net income of $631.6 million, or $1.14 basic EPS and $1.10 diluted EPS, in fiscal 2007.

The $662.3 million increase in net income in fiscal 2008 reflects primarily an increase in gross margin in the amount of $1.42 billion, which was offset in part by an increase of $467.2 million in the Company's investments in research and development expenses and sales and marketing programs.

The weighted average number of shares outstanding was 559.8 million common shares for basic EPS and 572.8 million common shares for diluted EPS for year ended March 1, 2008 compared to 556.1 million common shares for basic EPS and 571.8 million common shares for diluted EPS for the same period last year. Both the weighted average number of shares outstanding and the basic and diluted EPS for year ended March 1, 2008 and year ended March 3, 2007 reflects the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.

Fiscal year ended March 3, 2007 compared to the fiscal year ended March 4, 2006

The fiscal year ended March 3, 2007 comprised 52 weeks compared to the 53 weeks for the fiscal year ended March 4, 2006. The consolidated statement of operations information below for the fiscal year ended March 4, 2006 has been restated. See "Restatement of Previously Issued Financial Statements" and Note 4 to the consolidated financial statements for the fiscal year ended March 3, 2007.

Revenue

Revenue for fiscal 2007 was $3.04 billion, an increase of $971.3 million, or 47.0%, from $2.07 billion for fiscal 2006.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Fiscal 2007		Fiscal 2006		Change - Fiscal 2007/2006	
Number of devices sold	6,414,000		4,043,000		2,371,000	58.6%
ASP	$ 346		$ 356		$ (10)	(2.7%)
Revenues						
Devices	$ 2,215,951	73.0%	$ 1,439,674	69.7%	$ 776,277	53.9%
Service	560,116	18.4%	383,021	18.5%	177,095	46.2%
Software	173,187	5.7%	156,556	7.6%	16,631	10.6%
Other	87,849	2.9%	86,594	4.2%	1,255	1.4%
	$ 3,037,103	100.0%	$ 2,065,845	100.0%	$ 971,258	47.0%

Device revenue increased by $776.3 million, or 53.9%, to $2.22 billion, or 73.0% of consolidated revenue in fiscal 2007 compared to $1.44 billion, or 69.7% of consolidated revenue in fiscal 2006. This increase in device revenue over the prior year's period is primarily attributable to a volume increase of 2.4 million devices, or 58.6%, to approximately 6.4 million devices sold in fiscal 2007 compared to approximately 4.0 million devices sold in fiscal 2006, partially offset by a decrease of $10, or 2.7%, in ASP to $346 in the current fiscal period from $356 in fiscal 2006. This decrease of $10 in ASP is due primarily to a change in BlackBerry device mix in fiscal 2007.

Service revenue increased by $177.1 million, or 46.2%, to $560.1 million and comprised 18.4% of consolidated revenue in fiscal 2007 compared to $383.0 million, or 18.5% of consolidated revenue, in fiscal 2006. BlackBerry subscriber account additions were approximately net 3.1 million for fiscal 2007 compared to approximately net 2.3 million for the comparable period last year. The total BlackBerry subscriber account base at the end of fiscal 2007 was approximately 8 million compared to 4.9 million at the end of fiscal 2006.

Software revenue increased $16.6 million, or 10.6%, to $173.2 million in fiscal 2007 from $156.6 million in fiscal 2006, primarily as a result of increased sales of CALs as well as increased revenues from technical support and maintenance.

Other revenue increased marginally by $1.2 million to $87.8 million in fiscal 2007 compared to $86.6 million in fiscal 2006.

Gross Margin

Gross margin increased by $517.6 million, or 45.4 %, to $1.66 billion, or 54.6% of revenue, in fiscal 2007, compared to $1.14 billion, or 55.2% of revenue, in the previous fiscal year. The net decrease of 0.6% in consolidated gross margin percentage was primarily due to the higher percentage of device shipments which comprised 73.0% of the total revenue mix for fiscal 2007 compared to 69.7% in the comparable period of fiscal 2006 as well as changes in BlackBerry device mix. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2007 compared to fiscal 2006.

	Fiscal Year Ended			
	March 3, 2007		March 4, 2006	
	$	% of Revenue	$	% of Revenue
Revenue	$ 3,037,103		$ 2,065,845	
Research and development	$ 236,173	7.8%	$ 158,887	7.7%
Selling, marketing and administration	537,922	17.7%	314,317	15.2%
Amortization	76,879	2.5%	49,951	2.4%
	$ 850,974	28.0%	$ 523,155	25.3%

Research and Development

Research and development expenditures increased by $77.3 million to $236.2 million, or 7.8% of revenue, for fiscal 2007 compared to $158.9 million, or 7.7% of revenue, in fiscal 2006. The majority of the increases during fiscal 2007 when compared to fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses as well as related staffing infrastructure costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses increased by $223.6 million to $537.9 million, or 17.7% of revenue, during the current fiscal year compared to $314.3 million or 15.2% of revenue, for the comparable period in fiscal 2006. The net increase of $223.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, salary and benefit expense, consulting and external advisory costs, travel and office expenses as well as related staffing infrastructure costs. The increase also includes legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.

Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $26.9 million to $76.9 million for fiscal 2007 compared to $50.0 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of capital and intangible asset additions incurred during the first three quarters of fiscal 2007 and fiscal 2006.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $29.9 million in fiscal 2007 compared to $18.5 million in fiscal 2006 and is charged to Cost of sales in the consolidated statements of operations. The increased amortization expense in fiscal 2007 reflects the impact of a full year's amortization expense with respect to these capital asset expenditures incurred during fiscal 2006 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2007. See also Note 6 to the Consolidated Financial Statements.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $19.6 million in fiscal 2007 compared to $17.5 million in fiscal 2006.

Total amortization expense with respect to Intangible assets was $32.9 million in fiscal 2007 compared to $23.2 million in fiscal 2006. See also Notes 1(l) and 7 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates - Valuation of long-lived assets, intangible assets and goodwill".

Litigation

As more fully disclosed in the consolidated financial statements and notes for the fiscal years ended March 3, 2007, March 4, 2006 and February 26, 2005, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against the Company was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, the Company paid NTP $612.5 million in full and final settlement of all claims against the Company, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by the Company as of March 3, 2006.

The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of the Company's products, services and technologies. NTP granted the Company an unfettered right to continue its business, including its BlackBerry-related business. The resolution permits the Company and its partners to sell the Company's products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to the Company's products or services, (including BlackBerry Connect and Built-In technologies), or in relation to third party products and services, to the extent they are used in connection with the Company's products and services.

As at February 26, 2005, the Company had an accrued liability of $450.0 million in respect of the NTP litigation which included an intangible asset of $20.0 million. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in the fiscal 2006 operating results. During fiscal 2006, the United States Patent and Trademark Office (the "Patent Office") issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. This resulted in an additional charge to earnings of $18.3 million reflecting the book value of the intangible asset at the time the Term Sheet was ruled unenforceable. The charge of $162.5 million, the write-off of the intangible asset of $18.3 million as well as incremental legal and professional fees in respect of the litigation resulted in a charge to earnings of $201.8 million in fiscal 2006.

Investment Income

Investment income decreased by $14.1 million to $52.1 million in fiscal 2007 from $66.2 million for the same period last year. The decrease reflects the decrease in cash, cash equivalents, short-term investments and long-term investments when compared to the prior year resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company's Common Share Repurchase Program at an aggregate cost of $595.1 million, offset in part by improved interest rate yields.

Income Taxes

For fiscal 2007, the Company's income tax expense was $227.4 million resulting in an effective tax rate of 26.5% compared to an income tax expense of $106.9 million or a 22.2% effective tax rate for the same period last year. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company recognizing incremental cumulative ITCs attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the "flow-through" method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, which is also applicable to the Company.

Net Income

The Company's net income increased by $256.9 million to $631.6 million, or $1.14 per share basic and $1.10 per share diluted, in fiscal 2007 compared to net income of $374.7 million, or $0.66 per share basic and $0.64 per share diluted, in fiscal 2006. The $256.9 million increase in net income in fiscal 2007 reflects primarily an increase in gross margin in the amount of $517.6 million, which was offset by an increase of $300.9 million in the Company's research and development expenses, sales and marketing programs and an increase in legal, accounting and other professional costs incurred in fiscal 2007 in connection with the Review, the Restatement and related matters.

Results for the fiscal year ended March 3, 2007 also include the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $18.8 million, or $0.03 diluted EPS.

The weighted average number of shares outstanding was 556.1 million common shares for basic EPS and 571.8 million common shares for diluted EPS for the year ended March 3, 2007, compared to 566.7 million common shares for basic EPS and 588.5 million common shares for diluted EPS for the comparable period last year. Both the weighted average number of shares outstanding and the basic and diluted EPS for both fiscal 2007 and fiscal 2006 reflects the 3-for-1 stock split implemented by way of a stock dividend in the second quarter of fiscal 2008.

Summary Results of Operations – Fourth Quarter of Fiscal 2008 Compared to the Fourth Quarter of Fiscal 2007

The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

	For the Three Months Ended				
	March 1, 2008		March 3, 2007		Change-Fiscal 2008/2007
	(in thousands, except for per share amounts)				
Revenue	$ 1,882,705	100.0%	$ 930,393	100.0%	$ 952,312
Cost of sales	914,483	48.6%	433,035	46.5%	481,448
Gross margin	968,222	51.4%	497,358	53.5%	470,864
Expenses					
Research and development	104,573	5.6%	67,321	7.2%	37,252
Selling, marketing and administration	267,881	14.2%	167,112	18.0%	100,769
Amortization	31,314	1.7%	22,021	2.4%	9,293
	403,768	21.4%	256,454	27.6%	147,314
Income from operations	564,454	30.0%	240,904	25.9%	323,550
Investment income	20,114	1.1%	14,794	1.6%	5,320
Income before income taxes	584,568	31.0%	255,698	27.5%	328,870
Provision for income taxes	172,067	9.1%	68,314	7.3%	103,753
Net income	$ 412,501	21.9%	$ 187,384	20.1%	$ 225,117
Earnings per share (1)					
Basic	$ 0.73		$ 0.34		$ 0.39
Diluted	$ 0.72		$ 0.33		$ 0.39
Weighted-average number of shares outstanding (000's)					
Basic	561,837		557,223		
Diluted	573,851		570,759		

Notes:

(1) Basic and diluted earnings per share and basic and diluted weighted-average number of shares outstanding for the fourth quarter of fiscal 2008 and fiscal 2007, as presented in the table above, reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.

Revenue

Revenue for the fourth quarter of fiscal 2008 was $1.88 billion, an increase of $952.3 million, or 102.4% from $930.4 million in the fourth quarter of fiscal 2007.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Q4 Fiscal 2008		Q4 Fiscal 2007		Change - Fiscal 2008/2007	
Number of devices sold	4,372,000		2,029,000		2,343,000	115.5%
ASP	$ 348		$ 336		$ 12	3.7%
Revenues						
Devices	$ 1,523,167	80.9%	$ 682,766	73.4%	$ 840,401	123.1%
Service	253,744	13.5%	172,131	18.5%	81,613	47.4%
Software	63,071	3.4%	49,259	5.3%	13,812	28.0%
Other	42,723	2.2%	26,237	2.8%	16,486	62.8%
	$ 1,882,705	100.0%	$ 930,393	100.0%	$ 952,312	102.4%

Device revenue increased by $840.4 million, or 123.1%, to $1.52 billion or 80.9% of consolidated revenue, in the fourth quarter of fiscal 2008 compared to $682.8 million, or 73.4% of consolidated revenue, in the fourth quarter of fiscal 2007. This increase in device revenue over the prior year's period is attributable to the volume increase of 2.3 million devices, or 115.5%, to approximately 4.4 million devices sold in the fourth quarter of fiscal 2008, compared to approximately 2.0 million devices sold in the fourth quarter of fiscal 2007. The increase in device shipments in the fourth quarter of fiscal 2008 when compared to the third quarter of fiscal 2008 shipments of approximately 3.9 million devices primarily reflects the impact of newly introduced products launched in the previous quarters. ASP increased to $348 in the fourth quarter of fiscal 2008 from $336 in the fourth quarter of fiscal 2007 due primarily to a change in the BlackBerry device mix.

Service revenue increased $81.6 million, or 47.4%, to $253.7 million and comprised 13.5% of consolidated revenue in the fourth quarter of fiscal 2008, compared to $172.1 million, or 18.5% of consolidated revenue in the fourth quarter of fiscal 2007. BlackBerry subscriber account additions increased by approximately net 2.18 million in the fourth quarter of fiscal 2008 to over 14 million subscriber accounts as at March 1, 2008 with over 33% of RIM's subscriber account base being outside of North America, compared to an increase of approximately net 1.0 million during the fourth quarter of fiscal 2007 to approximately 8 million subscriber accounts as at March 3, 2007. The increase in subscriber accounts in the fourth quarter of fiscal 2008 when compared to the third quarter of fiscal 2008 additions of approximately net 1.65 million primarily reflects the impact of the new product launches noted above.

Software revenue increased $13.8 million to $63.1 million and comprised 3.4% of consolidated revenue in the fourth quarter of fiscal 2008, compared to $49.3 million, or 5.3% of consolidated revenue, in the fourth quarter of fiscal 2007.

Other revenue increased by $16.5 million to $42.7 million in the fourth quarter of fiscal 2008 compared to $26.2 million in the fourth quarter of fiscal 2007. The majority of the increase was attributable to increases in accessories and non-warranty repair revenues.

Gross Margin

Gross margin increased by $470.8 million, or 94.7%, to $968.2 million, or 51.4% of revenue, in the fourth quarter of fiscal 2008, compared to $497.4 million, or 53.5% of revenue, in the same period of the previous fiscal year. The 2.1% decline in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 80.9% of the total revenue mix in the fourth quarter of fiscal 2008 compared to 73.4% in the fourth quarter of fiscal 2007, as well as changes in the BlackBerry device mix. Gross margin percentage for devices is generally lower than the Company's consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended March 1, 2008 compared to the quarter ended March 3, 2007. The Company believes it is meaningful to also provide data for the third quarter of fiscal 2008 given the quarterly increases in revenue realized by the Company during fiscal 2008.

	Three Month Fiscal Periods Ended					
	March 1, 2008		December 1, 2007		March 3, 2007	
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue	$ 1,882,705		$ 1,672,529		$ 930,393	
Research and development	$ 104,573	5.6%	$ 92,150	5.5%	$ 67,321	7.2%
Selling, marketing and administration	267,881	14.2%	238,175	14.2%	167,112	18.0%
Amortization	31,314	1.7%	27,653	1.7%	22,021	2.4%
	$ 403,768	21.4%	$ 357,978	21.4%	$ 256,454	27.6%

Research and Development

Research and development expenditures increased by $37.3 million to $104.6 million, or 5.6% of revenue, in the quarter ended March 1, 2008 compared to $67.3 million, or 7.2% of revenue in the fourth quarter of fiscal 2007. The majority of the increases during the fourth quarter of fiscal 2008 compared to the fourth quarter of fiscal 2007 were attributable to salaries and benefits, new product development costs, office and related staffing infrastructure costs and travel.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses increased by $100.8 million to $267.9 million, or 14.2% of revenue, for the fourth quarter of fiscal 2008 compared to $167.1 million, or 18.0% of revenue for the comparable period in fiscal 2007. The net increase of $100.8 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches as well as salary and benefit expense primarily as a result of increased personnel. Other increases were attributable to travel expenses and office and related staffing infrastructure costs. The increase also includes legal, accounting and other professional costs incurred by the Company in the fourth quarter of fiscal 2008 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, regulatory investigations relating to the Company's historical option granting practices and related matters.

Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $9.3 million to $31.3 million for the fourth quarter of fiscal 2008 compared to $22.0 million for the comparable period in fiscal 2007. The increased amortization expense primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during fiscal 2007 and the first three quarters of fiscal 2008.

Investment Income

Investment income increased by $5.3 million to $20.1 million in the fourth quarter of fiscal 2008 from $14.8 million in the comparable period of fiscal 2007. The increase primarily reflects the increase in cash and cash equivalents, short-term investments and long-term investments when compared to the prior year's quarter. See also "Liquidity and Capital Resources".

Income Taxes

For the fourth quarter of fiscal 2008, the Company's income tax expense was $172.1 million resulting in an effective tax rate of 29.4% compared to an income tax expense of $68.3 million and an effective tax rate of 26.7% for the same period last year. The Company's effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The fourth quarter fiscal 2008 tax provision was impacted by the enactment of Canadian federal income tax rate reductions in the fourth quarter of fiscal 2008 on the Company's deferred tax asset and liability balances and current tax liability balances.

Net Income

The Company's net income increased by $225.1 million to $412.5 million, or $0.73 basic EPS and $0.72 diluted EPS, in the fourth quarter of fiscal 2008, compared to $187.4 million, or $0.34 basic EPS and $0.33 diluted EPS, in the fourth quarter of fiscal 2007.

The $225.1 million increase in net income in the fourth quarter of fiscal 2008 reflects primarily an increase in gross margin in the amount of $470.9 million, which was partially offset by an increase of $138.0 million in the Company's research and development expenses and sales and marketing programs.

The weighted average number of shares outstanding was 561.8 million common shares for basic EPS and 573.9 million common shares for diluted EPS for the quarter ended March 1, 2008 compared to 557.2 million common shares for basic EPS and 570.8 million common shares for diluted EPS for the comparable period last year. Both the weighted average number of shares outstanding and the basic and diluted EPS for both the fourth quarter of fiscal 2008 and fourth quarter of fiscal 2007 reflects the 3-for-1 stock split implemented by way of a stock dividend in the second quarter of fiscal 2008.

Common Shares Outstanding

On April 11, 2008, there were 563.8 million common shares, 15.3 million options to purchase common shares and 5,000 Restricted Share Units outstanding.

Stock Split

The Company declared a 3-for-1 stock split of the Company's outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received two common shares of the Company for each common share held. The stock dividend was paid in the second quarter of fiscal 2008. All share, earnings per share and stock option data for the current fiscal year and prior comparative periods reflects this stock dividend.

Selected Quarterly Financial Data

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended March 1, 2008. The information in the table below has been derived from RIM's unaudited interim consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2008				Fiscal Year 2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)							
Revenue	$ 1,882,705	$ 1,672,529	$ 1,372,250	$ 1,081,911	$ 930,393	$ 835,053	$ 658,541	$ 613,116
Gross margin	$ 968,222	$ 847,872	$ 704,417	$ 560,070	$ 497,358	$ 452,631	$ 370,085	$ 337,728
Research and development, Selling, marketing and administration,and Amortization	403,768	357,978	311,464	276,212	256,454	228,087	190,582	175,851
Investment income	(20,114)	(23,816)	(18,984)	(16,447)	(14,794)	(12,666)	(12,606)	(12,051)
Income before income taxes	584,568	513,710	411,937	300,305	255,698	237,210	192,109	173,928
Provision for income taxes	172,067	143,249	124,252	77,085	68,314	62,018	51,957	45,084
Net income	$ 412,501	$ 370,461	$ 287,685	$ 223,220	$ 187,384	$ 175,192	$ 140,152	$ 128,844
Earnings per share (1)								
Basic	$ 0.73	$ 0.66	$ 0.51	$ 0.40	$ 0.34	$ 0.32	$ 0.25	$ 0.23
Diluted	$ 0.72	$ 0.65	$ 0.50	$ 0.39	$ 0.33	$ 0.31	$ 0.25	$ 0.22
Research and development	$ 104,573	$ 92,150	$ 88,171	$ 74,934	$ 67,321	$ 61,184	$ 55,846	$ 51,822
Selling, marketing and administration	267,881	238,175	197,943	177,483	167,112	146,569	116,283	107,958
Amortization	31,314	27,653	25,350	23,795	22,021	20,334	18,453	16,071
	$ 403,768	$ 357,978	$ 311,464	$ 276,212	$ 256,454	$ 228,087	$ 190,582	$ 175,851

Notes:

(1) Basic and diluted earnings per share reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.

Financial Condition

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and long-term investments increased by $931.1 million to $2.34 billion as at March 1, 2008 from $1.41 billion as at March 3, 2007.

The majority of the Company's cash and cash equivalents, short-term investments and long-term investments are denominated in U.S. dollars as at March 1, 2008.

A comparative summary of cash and cash equivalents, short-term investments and long-term investments is set out below.

	As at		
	March 1, 2008	March 3, 2007	Change - Fiscal 2008/2007
Cash and cash equivalents	$ 1,184,398	$ 677,144	$ 507,254
Short-term investments	420,709	310,082	110,627
Long-term investments	738,889	425,652	313,237
Cash and cash equivalents, short-term investments and long-term investments	$ 2,343,996	$ 1,412,878	$ 931,118

Auction Rate Securities

Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at March 1, 2008, the Company held $55.0 million in face value of auction rate securities, all of which carry AAA/Aaa ratings. Included in this amount are $40.5 million in face value of auction rate securities that are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents (a predetermined basis points spread over LIBOR), and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $3.2 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the failing auction rate securities as long-term investments on the balance sheet. As at March 1, 2008, the Company does not consider these investments to be other-than-temporarily impaired.

Structured Investment Vehicle

A Structured Investment Vehicle ("SIV") is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. In late 2007, widespread illiquidity in the market has prevented many SIVs from accessing necessary funding for ongoing operations. As at March 1, 2008, the Company held $40.0 million face value of SIV securities that were negatively impacted by the changes in market conditions and has recognized through net income an other-than temporary impairment charge of $5.6 million on these securities for the year ended March 1, 2008.

In determining the value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent and ability to hold the debt securities.

One of the programs with a $25.0 million face amount included in the total $40.0 million of SIV holdings has been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. The Company has elected to participate in the restructuring of the securities. The Company believes that the anticipated restructuring will likely result in extended maturities and/or a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities. Given the uncertainty of the restructuring at this time, the Company cannot determine the potential impact that a restructuring will have on the value of these securities and has classified these securities as long-term investments. The Company may recognize additional impairment charges on these securities if the restructuring is unsuccessful or there is an other-than temporary deterioration in the value of the underlying assets.

The remaining $15.0 million face amount of SIV holdings were sold by the Company subsequent to March 1, 2008 for a realized loss of $1.8 million. This loss is included in the other-than-temporary impairment charge as described above and these securities have been classified as short-term investments as of March 1, 2008.

Fiscal year ended March 1, 2008 compared to fiscal year ended March 3, 2007

Operating Activities

Cash flow provided by operating activities was $1.58 billion in fiscal 2008 compared to cash flow provided by operating activities of $735.7 million in the preceding fiscal year, representing an increase of $841.1 million. The table below summarizes the key components of this net increase.

	Fiscal Year Ended		
	March 1, 2008	March 3, 2007	Change-Fiscal 2008/2007
Net income	$ 1,293,867	$ 631,572	$ 662,295
Amortization	177,366	126,355	51,011
Deferred income taxes	(67,244)	101,576	(168,820)
Stock-based compensation	33,700	19,063	14,637
Changes in:			
Trade receivables	(602,055)	(254,370)	(347,685)
Other receivables	(34,515)	(8,300)	(26,215)
Inventory	(140,360)	(121,238)	(19,122)
Accounts payable	140,806	47,625	93,181
Accrued liabilities	383,020	119,997	263,023
Income taxes payable	406,243	83,310	322,933
All other	(14,069)	(9,921)	(4,148)
Cash flows from operating activities	$ 1,576,759	$ 735,669	$ 841,090

Financing Activities

Cash flow provided by financing activities was $80.4 million for fiscal 2008 and was primarily provided by the proceeds from the exercise of stock options in the amount of $62.9 million, as well as the voluntary payments of CAD $7.5 million each made by the co-CEOs. The cash flow used in financing activities in fiscal 2007 in the amount of $153.7 million was primarily attributable to the repurchase of 3.2 million common shares in the amount of $203.9 million pursuant to the Company's Common Share Repurchase Program, offset in part by the proceeds from the exercise of stock options in the amount of $44.5 million.

Investing Activities

During the fiscal year ended March 1, 2008, cash flow used in investing activities was $1.15 billion and included capital asset additions of $351.9 million and intangible asset additions of $374.1 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $421.7 million. For the prior fiscal year, cash flow used in investing activities was $364.6 million and included capital asset additions of $254.0 million, intangible asset additions of $60.3 million, business acquisitions in the amount of $116.2 million offset in part by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition, amounting to $65.9 million. The increase in capital asset spending was primarily due to increased investment in renovations to existing facilities, expansion and enhancement of the BlackBerry Infrastructure and computer equipment purchases. The increase in intangible asset spending was associated with two patent assignment and license agreements to acquire portfolios of patents for a total of $262.3 million. All acquired patents were recorded as Intangible assets and are being amortized over their estimated useful lives.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at March 1, 2008:

	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Long-term debt	$ 7,608	$ 349	$ 7,259	$ -	$ -
Operating lease obligations	123,847	15,679	39,828	20,213	48,127
Purchase obligations and commitments	1,947,529	1,947,529	-	-	-
Total	$ 2,078,984	$ 1,963,557	$ 47,087	$ 20,213	$ 48,127

Purchase obligations and commitments of $1.9 billion as of March 1, 2008, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

The Company has commitments on account of capital expenditures of approximately $52 million included in the $1.9 billion above, primarily for manufacturing and IT, including service operations. The Company intends to fund current and future capital asset expenditure requirements from existing financial resources and cash flows.

On March 31, 2008, the Company entered into 2 separate patent assignment and license transactions. One agreement was to acquire a portfolio of patents for GSM technologies for a purchase price of 35 million Euros, or approximately $55 million based on current foreign exchange rates The other agreement was to acquire a portfolio of patents relating to wireless communication technologies for a purchase price of $12 million. The patents will be recorded as non-current assets and amortized over their estimated useful lives.

The Company has obligations payable in the first quarter of fiscal 2009 of approximately $475 million for payment of income taxes relating to fiscal 2008. The amounts have been included as Current liabilities in Income tax payable as of March 1, 2008 and the Company intends to fund these obligations from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

Cash and cash equivalents, short-term investments and long-term investments were $2.34 billion as at March 1, 2008. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

The Company has a $100 million Demand Credit Facility (the"Facility") to support and secure operating and financing requirements. As at March 1, 2008, the Company has utilized $18.4 million of the Facility for outstanding Letters of Credit and $81.6 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.

The Company has an additional $2.6 million Demand Credit Facility (the "Additional Facility"). The Additional Facility is used to support and secure other operating and financing requirements. As at March 1, 2008, the Company has utilized $1.5 million of the Additional Facility for outstanding letters of credit and $1.1 million of the Additional Facility was unused. The Company has pledged specific investments as security for this facility.

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act and under applicable Canadian securities laws.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2008 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries and income taxes, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 1, 2008, approximately 13% of cash and cash equivalents, 35% of trade receivables and 15% of accounts payable and accrued liabilities are denominated in foreign currencies (March 3, 2007 – 3%, 30% and 14%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar and Euro.

The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at March 1, 2008 As at March 1, 2008, the net unrealized gain on these forward contracts was approximately $35.0 million (March 3, 2007 – net unrealized loss of $7.8 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.

The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts are considered economic hedges that are not subject to hedge accounting, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. As at March 1, 2008, a net unrealized loss of $6.9 million was recorded in respect of this amount (March 3, 2007 – net unrealized gain of $0.5 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at March 1, 2008 is $2.0 million (March 3, 2007 - $1.8 million). While the Company sells to a variety of customers, three customers comprised 19%, 14% and 10% of trade receivables as at March 1, 2008 (March 3 , 2007 – two customers comprised 23% and 13%). Additionally, three customers comprised 21%, 15% and 12% of the Company's fiscal 2008 annual sales (fiscal 2007 annual sales – four customers comprised 19%, 14%, 11% and 11%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company's exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at March 1, 2008, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 40% (March 3, 2007 – nil, March 4, 2006 – 46%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 1, 2008, no single issuer represented more than 9% of the total cash, cash equivalents and investments (March 3, 2007 - no single issuer represented more than 9% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's ability and intent to hold the debt securities to maturity. As of March 1, 2008, the Company has recorded a $5.6 million other-than-temporary impairment on specific SIV holdings. See "Liquidity and Capital Resources – Structured Investment Vehicle".

management's responsibility for financial reporting

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the Consolidated Financial Statements and all of the financial information in this Annual Report. The Consolidated Financial Statements were prepared in accordance with United States generally accepted accounting principles and include certain amounts based upon estimates and judgments required for such preparation. The financial information appearing throughout this Annual Report is consistent with the Consolidated Financial Statements. The Consolidated Financial Statements have been reviewed by the Audit Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely Consolidated Financial Statements.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, usually meets two times per fiscal quarter with management and the independent registered public accounting firm to ensure that each is discharging its respective responsibilities, to review the Consolidated Financial Statements and either the quarterly review engagement report or the independent registered public accounting firm's report and to discuss significant financial reporting issues and auditing matters. The Company's external registered public accounting firm has full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when the Board approves the Consolidated Financial Statements for issuance to the shareholders.

The Consolidated Financial Statements for fiscal 2008, fiscal 2007 and fiscal 2006 have been audited by Ernst & Young LLP, the independent registered public accounting firm appointed by the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Mike Lazaridis
President & Co-CEO

Jim Balsillie
Co-CEO

Waterloo, Ontario

report of independent registered public accounting firm

To the Shareholders of Research In Motion Limited

We have audited the internal control over financial reporting of Research In Motion Limited (the "Company") as of March 1, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 1, 2008 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at March 1, 2008 and March 3, 2007 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 1, 2008, March 3, 2007 and March 4, 2006 and our auditors' report dated April 16, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Kitchener, Canada,
April 16, 2008.

independent auditors' report on consolidated financial statements

To the Shareholders of Research In Motion Limited

We have audited the consolidated balance sheets of Research In Motion Limited (the "Company") as at March 1, 2008 and March 3, 2007 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 1, 2008, March 3, 2007 and March 4, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 1, 2008 and March 3, 2007 and the results of its operations and its cash flows for the years ended March 1, 2008, March 3, 2007 and March 4, 2006 in accordance with United States generally accepted accounting principles.

As discussed in Notes 2 and 9 to the consolidated financial statements, in 2008 the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109". Also, as discussed in Note 11 b), the Company changed its method of accounting for share-based payments in accordance with the Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment.*"

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 1, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our auditors' report dated April 16, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Kitchener, Canada,
April 16, 2008.

RESEARCH IN MOTION LIMITED Incorporated under the Laws of Ontario

consolidated balance sheets

(United States dollars, in thousands)

	As at	
	March 1, 2008	March 3, 2007
Assets		
Current		
Cash and cash equivalents (note 4)	$ 1,184,398	$ 677,144
Short-term investments (note 4)	420,709	310,082
Trade receivables	1,174,692	572,637
Other receivables	74,689	40,174
Inventory (note 5)	396,267	255,907
Other current assets (note 18)	135,849	41,697
Deferred income tax asset (note 9)	90,750	21,624
	3,477,354	1,919,265
Long-term investments (note 4)	738,889	425,652
Capital assets (note 6)	705,955	487,579
Intangible assets (note 7)	469,988	138,182
Goodwill (note 8)	114,455	109,932
Deferred income tax asset (note 9)	4,546	8,339
	$ 5,511,187	$ 3,088,949
Liabilities		
Current		
Accounts payable	$ 271,076	$ 130,270
Accrued liabilities (notes 13 and 17(c))	690,442	287,629
Income taxes payable (note 9)	475,328	99,958
Deferred revenue	37,236	28,447
Current portion of long-term debt (note 10)	349	271
	1,474,431	546,575
Long-term debt (note 10)	7,259	6,342
Deferred income tax liability (note 9)	65,058	52,532
Income taxes payable (note 9)	30,873	-
	1,577,621	605,449
Shareholders' Equity		
Capital stock (note 11)		
Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and an unlimited number of voting common shares		
Issued - 562,652,461 voting common shares (March 3, 2007 - 557,613,432)	2,169,856	2,099,696
Retained earnings	1,653,094	359,227
Paid-in capital	80,333	36,093
Accumulated other comprehensive income (loss) (note 16)	30,283	(11,516)
	3,933,566	2,483,500
	$ 5,511,187	$ 3,088,949

Commitments and contingencies (notes 10, 12, 13, 14, 18 and 20)

See notes to the consolidated financial statements.

On behalf of the Board:

Jim Balsillie
Director

Mike Lazaridis
Director

consolidated statements of shareholders' equity

(United States dollars, in thousands)

	Capital Stock	Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance as at February 26, 2005	$ 2,089,597	$ 41,577	$ (146,599)	$ (2,771)	$ 1,981,804
Comprehensive income (loss):					
Net income	-	-	374,656	-	374,656
Net change in unrealized losses on investments available-for-sale	-	-	-	(5,888)	(5,888)
Net change in derivative fair value during the year	-	-	-	18,029	18,029
Amounts reclassified to earnings during the year	-	-	-	(11,344)	(11,344)
Shares issued:					
Exercise of stock options	23,269	-	-	-	23,269
Transfers to capital stock from stock option exercises	18,984	(18,984)	-	-	-
Stock-based compensation	-	2,551	-	-	2,551
Excess tax benefits from stock-based compensation	-	3,550	-	-	3,550
Common shares repurchased pursuant to Common Share Repurchase Program	(62,981)	-	(328,231)	-	(391,212)
Balance as at March 4, 2006	$ 2,068,869	$ 28,694	$ (100,174)	$ (1,974)	$ 1,995,415
Comprehensive income (loss):					
Net income	-	-	631,572	-	631,572
Net change in unrealized gains on investments available-for-sale	-	-	-	11,839	11,839
Net change in derivative fair value during the year	-	-	-	(13,455)	(13,455)
Amounts reclassified to earnings during the year	-	-	-	(7,926)	(7,926)
Shares issued:					
Exercise of stock options	44,534	-	-	-	44,534
Transfers to capital stock from stock option exercises	18,055	(18,055)	-	-	-
Stock-based compensation	-	19,454	-	-	19,454
Excess tax benefits from stock-based compensation	-	6,000	-	-	6,000
Common shares repurchased pursuant to Common Share Repurchase Program	(31,762)	-	(172,171)	-	(203,933)
Balance as at March 3, 2007	$ 2,099,696	$ 36,093	$ 359,227	$ (11,516)	$ 2,483,500
Comprehensive income (loss):					
Net income	-	-	1,293,867	-	1,293,867
Net change in unrealized gains on investments available-for-sale	-	-	-	13,467	13,467
Net change in derivative fair value during the year	-	-	-	37,564	37,564
Amounts reclassified to earnings during the year	-	-	-	(9,232)	(9,232)
Other paid-in capital	-	9,626	-	-	9,626
Shares issued:					
Exercise of stock options	62,889	-	-	-	62,889
Transfers to capital stock from stock option exercises	7,271	(7,271)	-	-	-
Stock-based compensation	-	33,700	-	-	33,700
Excess tax benefits from stock-based compensation	-	8,185	-	-	8,185
Balance as at March 1, 2008	**$ 2,169,856**	**$ 80,333**	**$ 1,653,094**	**$ 30,283**	**$ 3,933,566**

See notes to the consolidated financial statements.

RESEARCH IN MOTION LIMITED

consolidated statements of operations

(United States dollars, in thousands, except per share data)

	For the Year Ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Revenue			
Devices and other	$ 4,914,366	$ 2,303,800	$ 1,526,268
Service and software	1,095,029	733,303	539,577
	6,009,395	3,037,103	2,065,845
Cost of sales			
Devices and other	2,758,250	1,265,251	840,549
Service and software	170,564	114,050	85,049
	2,928,814	1,379,301	925,598
Gross Margin	3,080,581	1,657,802	1,140,247
Expenses			
Research and development (note 14)	359,828	236,173	158,887
Selling, marketing and administration (notes 17(d) and 18)	881,482	537,922	314,317
Amortization	108,112	76,879	49,951
Litigation (note 12 (b))	-	-	201,791
	1,349,422	850,974	724,946
Income from operations	1,731,159	806,828	415,301
Investment income	79,361	52,117	66,218
Income before income taxes	1,810,520	858,945	481,519
Provision for (recovery of) income taxes (note 9)			
Current	587,845	123,553	14,515
Deferred	(71,192)	103,820	92,348
	516,653	227,373	106,863
Net income	$ 1,293,867	$ 631,572	$ 374,656
Earnings per share (note 15)			
Basic	$ 2.31	$ 1.14	$ 0.66
Diluted	$ 2.26	$ 1.10	$ 0.64

See notes to the consolidated financial statements.

RESEARCH IN MOTION LIMITED

consolidated statements of cash flows

(United States dollars, in thousands)

	For the Year Ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Cash flows from operating activities			
Net income	$ 1,293,867	$ 631,572	$ 374,656
Items not requiring an outlay of cash:			
Amortization	177,366	126,355	85,873
Deferred income taxes	(67,244)	101,576	77,154
Income taxes payable	4,973	-	-
Stock-based compensation (note 11(b))	33,700	19,063	2,551
Other	3,303	(315)	507
Net changes in working capital items (note 17(a))	130,794	(142,582)	(390,650)
Net cash provided by operating activities	1,576,759	735,669	150,091
Cash flows from financing activities			
Issuance of share capital	62,889	44,534	23,269
Other paid-in capital	9,626	-	-
Excess tax benefits from stock-based compensation (note 11(b))	8,185	6,000	-
Common shares repurchased pursuant to Common Share Repurchase Program (note 11(a))	-	(203,933)	(391,212)
Repayment of long-term debt	(302)	(262)	(229)
Net cash provided by (used in) financing activities	80,398	(153,661)	(368,172)
Cash flows from investing activities			
Acquisition of long-term investments	(757,656)	(100,080)	(103,179)
Proceeds on sale or maturity of long-term investments	260,393	86,583	61,495
Acquisition of capital assets	(351,914)	(254,041)	(178,732)
Acquisition of intangible assets	(374,128)	(60,303)	(23,702)
Business acquisitions (note 8)	(6,200)	(116,190)	(3,795)
Acquisition of short-term investments	(1,249,919)	(163,147)	(199,194)
Proceeds on sale or maturity of short-term investments	1,325,487	242,601	514,431
Net cash provided by (used in) investing activities	(1,153,937)	(364,577)	67,324
Effect of foreign exchange gain (loss) on cash and cash equivalents	4,034	173	(57)
Net increase (decrease) in cash and cash equivalents for the year	507,254	217,604	(150,814)
Cash and cash equivalents, beginning of year	677,144	459,540	610,354
Cash and cash equivalents, end of year	$ 1,184,398	$ 677,144	$ 459,540

See notes to the consolidated financial statements.

NATURE OF BUSINESS

Research In Motion Limited ("RIM" or the "Company") is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless solution, software development tools and other hardware and software. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol "RIM" and on the NASDAQ Stock Market under the symbol "RIMM".

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented except as described in note 2. Certain of the comparative figures have been reclassified to conform to the current year presentation.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

(b) Fiscal year

The Company's fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ended March 1, 2008 and March 3, 2007 comprise 52 weeks compared to 53 weeks for the fiscal year ended March 4, 2006.

(c) Basis of consolidation

The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned.

(d) Use of estimates

The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of deferred income tax assets and the related components of the valuation allowance, provision for warranty and the fair values of financial instruments. Actual results could differ from these estimates.

(e) Foreign currency translation

The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(f) Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and liquid investments with maturities of three months or less at the date of acquisition and are carried on the consolidated balance sheets at fair value.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

(g) Trade receivables

Trade receivables which reflect invoiced and accrued revenue are presented net of an allowance for doubtful accounts. The allowance was $2,016 at March 1, 2008 (March 3, 2007 - $1,824). Bad debt expense (recovery) was ($26) for the year ended March 1, 2008 (March 3, 2007 - $274; March 4, 2006 - ($552)).

The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects the majority of trade receivables to continue to come from large customers as it sells the majority of its devices and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables balances could be further adjusted.

(h) Investments

The Company's investments, other than cost method investments of $5.5 million, consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

Investments with maturities of less than one year, as well as any investments that management intends to hold for less than one year, are classified as Short-term investments. Investments with maturities of one year or more are classified as Long-term investments.

Investments classified as available-for-sale under Statement of Financial Accounting Standards ("SFAS") 115 are carried at fair value. Changes in fair value are accounted for through Accumulated other comprehensive income until such investments mature or are sold.

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

(i) Derivative financial instruments

The Company uses derivative financial instruments, including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

SFAS 133 *Accounting for Derivative Instruments*, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices. For derivative instruments designated as fair value or economic hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged asset or liability. For derivative instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. Ineffective portions of changes in fair value, if any, are recorded in current earnings. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and gains and losses are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

(j) Inventories

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(k) Capital assets

Capital assets are stated at cost less accumulated amortization. No amortization is provided for construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

Buildings, leaseholds and other	Straight-line over terms between 5 and 40 years
BlackBerry operations and other information technology	Straight-line over terms between 3 and 5 years
Manufacturing equipment, research and development equipment, and tooling	Straight-line over terms between 2 and 8 years
Furniture and fixtures	20% per annum declining balance

(l) Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. Acquired technology consists of purchased developed technology arising from the Company's corporate acquisitions. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of third parties' technology. Patents comprise trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, such as patents and trademarks, as well as legal defense costs arising out of the assertion of any Company-owned patents.

Intangible assets are amortized as follows:

Acquired technology	Straight-line over 2 to 5 years
Licenses	Lesser of 5 years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements
Patents	Straight-line over 17 years or over estimated useful life

(m) Impairment of long-lived assets

The Company reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(n) Goodwill

Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is unnecessary.

In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.

The Company has one reporting unit which is the consolidated Company.

(o) Income taxes

In accordance with SFAS 109 *Accounting for Income Taxes*, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and experimental development ("SR&ED") expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense.

Significant judgment is required in evaluating the Company's uncertain tax positions and provision for income taxes. Effective March 4, 2007 the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, and prescribes a recognition threshold of more likely than not to be sustained upon examination. In addition, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure and transitions.

(p) Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Devices

Revenue from the sales of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"). The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs, including reseller and end-user rebates. The estimated cost of the incentive programs are accrued, based on historical experience, as a reduction to revenue in the period the Company has sold the product and committed to a plan. Price protection is accrued as a reduction to revenue based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment.

Provisions are made at the time of sale for warranties, royalties, price protection, rebates and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. If future returns are higher than estimated, they would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs
Shipping and handling costs charged to earnings are included in *Cost of sales* where they can be reasonably attributed to certain revenue; otherwise they are included in *Selling, Marketing and Administration*.

Multiple-element arrangements
The Company enters into transactions that represent multiple-element arrangements which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

(q) Research and development
Research costs are expensed as incurred. Development costs for BlackBerry devices and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers pursuant to SFAS 86 *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed*. The Company's products are generally released soon after technological feasibility has been established and therefore cost incurred subsequent to achievement of technological feasibility are not significant and have been expensed as incurred.

(r) Government assistance
The Company has received no government assistance in fiscal 2008, 2007 and 2006.

Assistance related to the acquisition of capital assets used for research and development is credited against the cost of related capital assets and all other assistance is credited against related expenses as incurred.

(s) Statements of comprehensive income (loss)
SFAS 130 *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 18, and changes in the fair value of investments available-for-sale as described in note 4. Realized gains or losses on available-for-sale investments are reclassified into earnings using the specific identification basis.

(t) Earnings per share
Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

(u) Stock-based compensation plans
The Company has stock-based compensation plans, which are described in note 11(b).

Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R) *Share-Based Payment*. Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS 123 *Accounting for Stock-Based Compensation*, however, SFAS 123(R) requires the Company to factor in an expected forfeiture rate in establishing the expense while under SFAS 123 the Company accounted for forfeitures as they occurred. In fiscal 2007, the Company used the modified prospective transition ("MPT") method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly fiscal 2006 and prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company's fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123.

Prior to fiscal 2007, the Company accounted for stock-based compensation using Accounting Principles Board No. 25 *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares subject to the option and exercise price becomes fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares subject to the option and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares subject to the option and/or exercise prices becomes fixed, or the stock option is exercised, is cancelled, or expires.

For fixed awards under APB 25, when the exercise price of stock options granted equals the fair market value of the shares on the date of the grant, no compensation expense is recognized. When the exercise price of the stock options is less than the market price of the underlying stock on the date of grant, this intrinsic value of the award on that date is recorded as stock compensation expense and is recognized rateably over the vesting period.

For variable awards under APB 25, the intrinsic value of stock options is remeasured each reporting period based on the difference between the fair market value of the Company's stock as of the end of the reporting period and the exercise price of the stock option. If the intrinsic value is negative, no compensation expense is recorded. As a result, the amount of compensation expense or benefit to be recognized each period fluctuates based on changes in the closing stock price from the end of the previous reporting period to the end of the current reporting period. Compensation expense in any given period is calculated as the difference between total earned compensation at the end of the period (i.e. the vested intrinsic value), less total earned compensation at the beginning of the period. Compensation expense for these awards is recognized over the vesting period using an accelerated method of recognition in accordance with FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan, An Interpretation of APB Opinions No. 15 and 25*. In addition, realized gains on the exercise of stock options in any given period are included as compensation expense. Variable accounting is applied until there is a measurement date, the award is exercised, forfeited or expires.

Under APB 25, the Company accounted for modifications to stock options under FASB Interpretation No. 44. Modifications include, but are not limited to, changes made to the number and/or the exercise price of a stock option subsequent to the grant date. If the exercise price of a fixed stock option award is reduced, the award shall be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. The intrinsic value of the award on the modification date is the difference between the fair market value of the Company's common stock on the date of modification and the exercise price. Compensation expense is recorded in the period of modification for the intrinsic value of the vested portion of the award. Compensation expense for the unvested portion of the award is recognized over the remaining vesting period.

Under both APB 25 and SFAS 123(R), any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to capital stock.

The Company has a Restricted Share Unit Plan (the "RSU Plan") under which eligible participants include any officer or employee of the Company or its subsidiaries. The RSU Plan was approved at the Company's Annual General Meeting on July 18, 2005 and received regulatory approval in August 2005. Restricted Share Units ("RSUs") are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. The compensation expense is calculated based on the fair value of the award as defined in SFAS 123(R) and the amount is recognized over the vesting period of the RSU.

On December 20, 2007, the Board of Directors adopted a Deferred Share Unit Plan (the "DSU Plan") under which each independent director will be credited with Deferred Share Units ("DSUs") in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. At a minimum, 50% of each independent director's annual retainer will be satisfied in the form of DSUs. The director can elect to receive the remaining 50% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company's shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company.

DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R). These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement.

(v) Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

(w) Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in *Selling, marketing and administration*.

2. ADOPTION OF ACCOUNTING POLICY

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FIN 48 *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 *Accounting for Income Taxes*. FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on "a more likely than not" basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. The cumulative effect of the application of FIN 48 resulted in the Company reclassifying $25.9 million from current taxes payable to non-current taxes payable for uncertain tax positions not expected to be resolved within one year. There was no cumulative effect adjustment to the Company's fiscal 2008 opening retained earnings.

3. RECENTLY ISSUED PRONOUNCEMENTS

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 *Fair Value Measurements*. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2008 except as amended by FSP SFAS 157-1 and FSP SFAS 157-2 and the Company will be required to adopt the standard in the first quarter of fiscal 2010. The Company is currently evaluating what impact, if any, SFAS 157 will have on its consolidated financial statements.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115
In February 2007, the FASB issued SFAS 159 *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115*. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company does not intend to adopt the fair value measurement provisions of this statement.

Business Combinations
In December 2007, the FASB issued SFAS 141(R) *Business Combinations*. SFAS 141(R) replaces SFAS 141 *Business Combinations*. SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard in the first quarter of fiscal 2010 and its effects on future periods will depend on the nature and significance of any business combinations subject to this statement.

Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51
In December 2007, the FASB issued SFAS 160 *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51*. SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, the Company will adopt the standard in the first quarter of fiscal 2010 via retrospective application of the presentation and disclosure requirements. The Company does not expect the adoption of SFAS 160 to have a material effect on the consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133
In March 2008, the FASB issued SFAS 161 *Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133*. SFAS 161 enhances the current disclosure framework in SFAS 133 and requires enhanced disclosures about why an entity uses derivative instruments, how derivative instruments are accounted for under SFAS 133 and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008 and the Company is required to adopt the standard in the first quarter of fiscal 2010. The Company has not yet assessed the impact the adoption of SFAS 161 would have on its consolidated financial statements.

4. CASH AND CASH EQUIVALENTS AND INVESTMENTS

The components of cash and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at March 1, 2008							
Bank balances	$ 125,904	$ -	$ -	$ 125,904	$ 125,904	$ -	$ -
Bank term deposits	116,768	-	-	116,768	114,909	1,859	-
Bank certificates of deposit	93,280	27	(2)	93,305	37,818	55,487	-
Auction-rate securities	55,067	-	(3,230)	51,837	-	14,512	37,325
Commercial paper and corporate notes / bonds	1,041,835	3,442	(54)	1,045,223	666,114	255,975	123,134
Government sponsored enterprise notes	606,879	3,468	(67)	610,280	239,653	92,876	277,751
Asset-backed securities	291,689	3,504	(14)	295,179	-	-	295,179
Other cost investments	5,500	-	-	5,500	-	-	5,500
	$ 2,336,922	$ 10,441	$ (3,367)	$ 2,343,996	$ 1,184,398	$ 420,709	$ 738,889
As at March 3, 2007							
Bank balances	$ 11,252	$ -	$ -	$ 11,252	$ 11,252	$ -	$ -
Bank term deposits	69,868	-	-	69,868	69,868	-	-
Bank certificates of deposit	108,472	-	(10)	108,462	96,344	12,118	-
Auction-rate securities	18,423	-	-	18,423	-	18,423	-
Commercial paper and corporate notes / bonds	800,846	119	(3,131)	797,834	449,113	204,149	144,572
Government sponsored enterprise notes	314,998	-	(2,683)	312,315	50,567	75,392	186,356
Asset-backed securities	95,413	113	(802)	94,724	-	-	94,724
	$ 1,419,272	$ 232	$ (6,626)	$ 1,412,878	$ 677,144	$ 310,082	$ 425,652

The contractual maturities of debt securities at March 1, 2008 were recorded as follows:

	Cost Basis	Fair Value
Due in one year or less	$ 1,611,790	$ 1,612,688
Due after one year through five years	638,958	648,022
Due after five years through ten years	25,607	25,949
Due after ten years	55,067	51,837
No fixed maturity date	5,500	5,500
	$ 2,336,922	$ 2,343,996

Realized gains and losses on available-for-sale securities comprise the following:

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Realized gains	$ 10	$ -	$ 211
Realized losses	(410)	-	(236)
	$ (400)	$ -	$ (25)

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

Investments with continuous unrealized losses for less than and greater than 12 months and their related fair values were as follows:

	Less than 12 months		12 months or more		Total	
As at March 1, 2008	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Government sponsored enterprise notes	$ 11,520	$ 67	$ -	$ -	$ 11,520	$ 67
Commercial paper and corporate bonds	199,726	36	10,648	18	210,374	54
Asset-backed securities	6,820	2	6,694	12	13,514	14
Auction-rate securities	37,326	3,230	-	-	37,326	3,230
Bank certificates of deposit	30,175	2	-	-	30,175	2
	$ 285,567	$ 3,337	$ 17,342	$ 30	$ 302,909	$ 3,367

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
As at March 3, 2007						
Government sponsored enterprise notes	$ 15,057	$ 6	$ 241,635	$ 2,677	$ 256,692	$ 2,683
Commercial paper and corporate bonds	25,440	3	227,775	3,128	253,215	3,131
Asset-backed securities	-	-	60,060	802	60,060	802
Bank certificates of deposit	12,118	10	-	-	12,118	10
	$ 52,615	$ 19	$ 529,470	$ 6,607	$ 582,085	$ 6,626

Auction-rate securities account for $3.2 million of the total $3.4 million unrealized losses. Auction-rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at March 1, 2008, the Company held $55.0 million in face value of auction rate securities, all of which carry AAA ratings. Included in this amount are $40.5 million in face value of auction rate securities that are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents (a predetermined basis points spread over LIBOR), and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $3.2 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction-rate securities will return to normal, the Company has classified the failing auction-rate securities as long-term investments on the balance sheet. As at March 1, 2008, the Company does not consider these long-term investments to be other-than-temporarily impaired.

The additional unrealized losses of $0.2 million for investment grade debt securities were related to changes in interest rates and overall market conditions. The Company believes that it is probable that it will be able to collect all amounts due according to the contractual terms of the investments. The Company has the ability and intent to hold these investments until there is a recovery of fair value which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired as at March 1, 2008.

A Structured Investment Vehicle ("SIV") is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. In late 2007, widespread illiquidity in the market has prevented SIVs from accessing necessary funding for ongoing operations. As at March 1, 2008, the Company held $40.0 million face value of SIV securities that were negatively impacted by the changes in market conditions and has recognized through net income an other-than-temporary impairment charge of $5.6 million on these securities for the year ended March 1, 2008.

In determining the value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent and ability to hold the debt securities.

One of the programs with a $25.0 million face amount included in the total $40.0 million of SIV holdings has been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. The Company has elected to participate in the restructuring of the securities. The Company believes that the anticipated restructuring will likely result in extended maturities and/or a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities. Given the uncertainty of the restructuring at this time, the Company cannot determine the potential impact that a restructuring will have on the value of these securities and has classified these securities as long-term investments. The Company may recognize additional impairment charges on these securities if the restructuring is unsuccessful or there is an other-than-temporary deterioration in the value of the underlying assets.

The remaining $15.0 million face amount of SIV holdings were sold by the Company subsequent to March 1, 2008 for a realized loss of $1.8 million. This loss is included in the other-than-temporary impairment charge as described above and these securities have been classified as short-term investments as of March 1, 2008.

5. INVENTORY

Inventory is comprised as follows:

	March 1, 2008	March 3, 2007
Raw materials	$ 167,185	$ 121,439
Work in process	239,610	141,938
Finished goods	9,233	8,413
Provision for excess and obsolete inventory	(19,761)	(15,883)
	$ 396,267	$ 255,907

6. CAPITAL ASSETS

Capital assets are comprised of the following:

	March 1, 2008		
	Cost	Accumulated amortization	Net book value
Land	$ 54,085	$ -	$ 54,085
Buildings, leaseholds and other	327,645	46,708	280,937
BlackBerry operations and other information technology	436,681	225,061	211,620
Manufacturing equipment, research and development equipment, and tooling	167,618	95,448	72,170
Furniture and fixtures	150,911	63,768	87,143
	$ 1,136,940	$ 430,985	$ 705,955

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

	March 3, 2007		
	Cost	Accumulated amortization	Net book value
Land	$ 39,509	$ -	$ 39,509
Buildings, leaseholds and other	217,941	29,560	188,381
BlackBerry operations and other information technology	304,778	159,739	145,039
Manufacturing equipment, research and development equipment, and tooling	117,958	66,553	51,405
Furniture and fixtures	106,592	43,347	63,245
	$ 786,778	$ 299,199	$ 487,579

As at March 1, 2008, the carrying amount of assets under construction is $93,886 (March 3, 2007 - $15,741). Of this amount, $63,878 (March 3, 2007 - $6,809) is included in *Buildings, leaseholds and other*; $20,420 (March 3, 2007 - $6,579), is included in *BlackBerry operations and other information technology*; and $9,588 (March 3, 2007 - $2,353) is included in *Manufacturing equipment, research and development equipment, and tooling*.

For the year ended March 1, 2008, amortization expense related to capital assets was $133,048 (March 3, 2007 - $93,497; March 4, 2006 - $62,678).

7. INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	March 1, 2008		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 59,675	$ 29,749	$ 29,925
Licenses	94,444	32,410	62,034
Patents	399,232	21,203	378,029
	$ 553,350	$ 83,362	$ 469,988

	March 3, 2007		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 58,639	$ 19,183	$ 39,456
Licenses	90,811	68,177	22,634
Patents	87,630	11,538	76,092
	$ 237,080	$ 98,898	$ 138,182

On December 21, 2007, the Company entered into a patent assignment and license agreement to acquire a portfolio of patents for GSM/UMTS technologies. The purchase price was 120 million Euros or $172 million. On February 28, 2008, the Company entered into a patent assignment and license agreement to acquire a portfolio of patents for speech coding technology. The purchase price was $90 million. The acquired patents were recorded as *Intangible assets* and are being amortized over their estimated useful lives.

For the year ended March 1, 2008, amortization expense related to intangible assets was $44,318 (March 3, 2007 - $32,858; March 4, 2006 - $23,195). Total additions to intangible assets in fiscal 2008 were $376,123 (2007 - $85,111).

Based on the carrying value of the identified intangible assets as at March 1, 2008 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five fiscal years is expected to be as follows: 2009 - $67 million; 2010 - $49 million; 2011 - $41 million; 2012 - $35 million; and 2013 - $33 million.

8. BUSINESS ACQUISITIONS

During the third quarter of fiscal 2008, the Company purchased the assets and intellectual property of a company. The transaction closed on November 19, 2007. The impact of this acquisition was not material to the Company's consolidated operating results in fiscal 2008.

During the second quarter of fiscal 2008, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company's software. The transaction closed on August 22, 2007. The operating results were not material to the Company's consolidated operating results in fiscal 2008.

In the acquisitions noted above, the consideration paid by the Company was cash and the results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to March 1, 2008.

During the third quarter of fiscal 2007, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company's software. The transaction closed on September 22, 2006.

During the second quarter of fiscal 2007, the Company purchased 100% of the common shares of Slipstream Data Inc. ("Slipstream"). The transaction closed on July 7, 2006. Slipstream provides acceleration, compression and network optimization to enhance the online experience for mobile, dial and broadband subscribers, while significantly reducing bandwidth requirements.

During the first quarter of fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. ("Ascendent"). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies.

During the first quarter of fiscal 2006, the Company purchased 100% of the common shares of a company whose proprietary software was incorporated into the Company's software. The transaction closed on March 24, 2005.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition along with prior year's acquisition allocations:

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Assets purchased			
Current assets	$ 23	$ 3,707	$ 158
Capital assets	-	802	-
Deferred income tax asset	-	10,440	259
Acquired technology	1,035	40,266	6,223
Intangible assets	960	-	-
Goodwill	4,523	80,906	-
	6,541	136,121	6,640
Liabilities assumed	-	8,597	645
Deferred income tax liability	341	11,334	2,200
	341	19,931	2,845
Net non-cash assets acquired	6,200	116,190	3,795
Cash acquired	1	3,649	3
Net assets acquired	$ 6,201	$ 119,839	$ 3,798
Consideration			
Cash	$ 6,201	$ 119,839	$ 3,798

The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology, and is amortized over periods ranging from two to five years.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

9. INCOME TAXES

The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Statutory Canadian tax rate	35.7%	36.1%	36.1%
Expected income tax provision	$ 645,994	$ 310,215	$ 173,925
Differences in income taxes resulting from:			
Manufacturing and processing activities	(24,984)	(12,097)	(7,143)
Investment tax credits	(58,726)	(37,054)	(53,385)
Foreign exchange	(30,826)	(2,111)	597
Foreign tax rate differences	(29,909)	(37,574)	(8,162)
Enacted tax rate changes	(4,648)	(2,778)	-
Non-deductible stock compensation	10,400	6,394	798
Other differences	9,352	2,378	233
	$ 516,653	$ 227,373	$ 106,863

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Income before income taxes:			
Canadian	$ 1,635,074	$ 718,004	$ 445,749
Foreign	175,446	140,941	35,770
	$ 1,810,520	$ 858,945	$ 481,519

The provision for (recovery of) income taxes consists of the following:

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Provision for (recovery of) income taxes:			
Current			
Canadian	$ 555,895	$ 114,073	$ 11,608
Foreign	31,950	9,480	2,907
Deferred			
Canadian	(73,294)	100,261	92,340
Foreign	2,102	3,559	8
	$ 516,653	$ 227,373	$ 106,863

Deferred income tax assets and liabilities consist of the following temporary differences:

	As at	
	March 1, 2008	March 3, 2007
Assets		
Financing costs	$ 49	$ 3,077
Non-deductible reserves	102,737	41,917
Tax loss carryforwards	18,245	18,669
Unrealized losses on financial instruments	-	2,712
Other tax carryforwards	198	1,187
Net deferred income tax assets	121,229	67,562
Liabilities		
Capital assets	68,140	63,408
Unrealized gains on financial instruments	11,383	-
Research and development	11,468	26,723
Net deferred income tax liabilities	90,991	90,131
Net deferred income tax asset (liability)	$ 30,238	$ (22,569)
Deferred income tax asset - current	$ 90,750	$ 21,624
Deferred income tax asset - long term	4,546	8,339
Deferred income tax liability - long-term	(65,058)	(52,532)
	$ 30,238	$ (22,569)

The Company determined that it was more likely than not that it can realize its deferred income tax assets. Accordingly, no valuation allowance is required on its deferred income tax assets (March 3, 2007 - $nil). The Company will continue to evaluate and examine the valuation allowance on a regular basis and when required, the valuation allowance may be adjusted.

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

The Company adopted the provisions of FIN 48 *Accounting for Uncertainty in Income Taxes* at the beginning of fiscal 2008 ("the adoption date"). The Company's total unrecognized tax benefits as at the adoption date and March 1, 2008 were $152.7 million and $175.4 million respectively. The change in unrecognized tax benefits during fiscal 2008 relates to a $33.4 million increase due to changes in measurement of existing uncertain tax positions related to the appreciation of the Canadian dollar versus U.S. dollar, enacted tax rate changes and other measurement criteria, offset by a $10.7 million decrease regarding the settlement during the third quarter of the fiscal 2008 of an unrecognized tax benefit related to ITCs on research and development expenditures. A reconciliation of the beginning and end amount of unrecognized tax benefits is as follows:

	(in millions)
Unrecognized tax benefits balance as at March 4, 2007	$ 152.7
Gross increase for tax positions of prior years	6.3
Settlement of tax positions	(10.7)
Foreign exchange	32.7
Other	(5.6)
Unrecognized tax benefits balance as at March 1, 2008	$ 175.4

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

As at March 1, 2008, the total unrecognized tax benefits of $175.4 million include approximately $138.2 million of unrecognized tax benefits that have been netted against related deferred income tax assets. The remaining $37.2 million is recorded within current taxes payable and other non-current taxes payable on the Company's consolidated balance sheet as of March 1, 2008.

The Company's total unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate were $152.7 and $175.4 million as at the adoption date and March 1, 2008 respectively.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. A summary of open tax years by major jurisdiction is presented below:

Jurisdiction	
Canada (1)	Fiscal 2001 - 2008
United States (1)	Fiscal 2003 - 2008
United Kingdom	Fiscal 2002 - 2008

(1) Includes federal as well as provincial and state jurisdictions, as applicable.

The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. Specifically, the Canada Revenue Agency ("CRA") is currently examining the Company's fiscal 2001-2005 Canadian corporate tax filings. The Company expects the CRA to conclude its examination in fiscal 2009. The CRA has also given the Company notice that it will begin examining the Company's fiscal 2006 and fiscal 2007 Canadian corporate tax filings in fiscal 2009. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations. The Company believes it is reasonably possible that approximately $8.9 million of its gross unrecognized tax benefit will decrease during fiscal 2009.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest expense that is netted and reported within *Investment income*. The amount of interest and penalties accrued as at March 1, 2008 and the adoption date is approximately $4.4 million and nil respectively.

10. LONG-TERM DEBT

At March 1, 2008, long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and building are pledged as collateral. The carrying value of the collateral at March 1, 2008 is $10,295. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

Interest expense on long-term debt for the year was $518 (March 3, 2007 - $494; March 4, 2006 - $483).

The scheduled long-term debt principal payments for the fiscal years 2009 through to maturity are as follows:

For the years ending	
2009	$ 349
2010	7,259
	$ 7,608

The Company has a $100 million Demand Credit Facility (the "Facility") to support and secure operating and financing requirements. As at March 1, 2008, the Company has utilized $18.4 million of the Facility for outstanding letters of credit and $81.6 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.

The Company has an additional $2.6 million Demand Credit Facility (the "Additional Facility"). The Additional Facility is used to support and secure other operating and financing requirements. As at March 1, 2008, the Company has utilized $1.5 million of the Additional Facility for outstanding letters of credit and $1.1 million of this facility was unused. The Company has pledged specific investments as security for this facility.

11. CAPITAL STOCK

(a) *Share capital*

The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

The Company declared a 3-for-1 stock split of the Company's outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received an additional two common shares of the Company for each common share held. The stock dividend was paid on August 20, 2007 to common shareholders of record at the close of business on August 17, 2007. All share, earnings per share and stock option data for the current, year to date and prior comparative periods have been adjusted to reflect this stock dividend.

The following details the changes in issued and outstanding common shares for the three years ended March 1, 2008:

	Number Outstanding (000's) Common Shares
Balance as at February 26, 2005	568,455
Exercise of stock options	8,511
Common shares repurchased pursuant to Common Share Repurchase Program	(18,960)
Balance as at March 4, 2006	558,006
Exercise of stock options	9,126
Conversion of restricted share units	21
Common shares repurchased pursuant to Common Share Repurchase Program	(9,540)
Balance as at March 3, 2007	557,613
Exercise of stock options	5,039
Balance as at March 1, 2008	**562,652**

On October 11, 2005, the Company's Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ Stock Market, of up to an aggregate of 28.5 million common shares during the subsequent 12 month period. This represented approximately 5% of the Company's outstanding shares. Pursuant to the Common Share Repurchase Program, which is no longer in effect, the Company repurchased 19.0 million common shares at a cost of $391,212 during the third quarter of fiscal 2006 and repurchased 9.5 million common shares at a cost of $203,933 during the second quarter of fiscal 2007 which brought the total number of common shares repurchased to the approved maximum of 28.5 million common shares. The amounts paid in excess of the per share paid-in capital of the common shares of $328,231 in the third quarter of fiscal 2006 and $172,171 in the second quarter of fiscal 2007 were charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled. The common shares noted above have been adjusted to reflect the 3-for-1 stock split.

(b) Stock-based compensation

Stock Option Plan

The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries. No stock options were granted to independent directors in fiscal 2008.

Prior to fiscal 2007, the Company accounted for stock-based compensation using APB 25 and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares subject to the option and exercise price becomes fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares subject to the option and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares subject to the option and/or exercise prices becomes fixed, or the stock option is exercised, is cancelled, or expires.

Effective in fiscal 2007, the Company adopted SFAS 123(R) to record stock compensation expense, using the MPT method. Under the MPT method, there is no restatement of prior periods. The adoption of SFAS 123(R) has resulted in a charge to earnings of $33.7 million in fiscal 2008 (fiscal 2007 - $18.8 million).

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

In accordance with SFAS 123(R), beginning in fiscal 2007, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 9.2 million stock options vested and not exercised as at March 1, 2008. There are 13.0 million stock options available for future grants under the stock option plan.

As a result of measures implemented by the Company's Board of Directors following the Company's Review (as more fully discussed in note 12(c), certain outstanding stock options held by directors and officers of the Company were required to be repriced to reflect a higher exercise price. In addition, some employees have voluntarily agreed to reprice certain options to reflect a higher exercise price. These options held by these employees have been repriced as of March 1, 2008 and this has been reflected in the tables below. Repriced options in fiscal 2008 include 87 stock option grants to 62 individuals in respect of options to acquire 9,426,000 common shares. In addition, total restitution amounts including interest received in fiscal 2008 for incorrectly priced options that were exercised prior to fiscal 2008 was $8.7 million. As the repricing of the options has increased the exercise price upward, therefore making the options less valuable, there will be no stock compensation expense related to these repricing events.

As previously disclosed, the Company's Co-Chief Executive Officers voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million by each Co-CEO) of those costs. As part of a settlement agreement reached with a pension fund as more fully described in note 12(b), an additional CAD $5.0 million (CAD $2.5 million by each Co-CEO) was received in the third quarter of fiscal 2008. The Company received these voluntary payments in the second and third quarters of fiscal 2008 and were recorded net of income taxes as an increase to paid-in capital.

In June 2007, the Board amended the Stock Option Plan to provide that options held by directors of the Company will not terminate upon a director ceasing to be a director of the Company if such person is appointed as a Director Emeritus of the Board. This resulted in a modification for accounting purposes of unvested options previously granted to two directors who where appointed Directors Emeritus during the second quarter of fiscal 2008, which in turn required the Company to record additional compensation expense in fiscal 2008 in the amount of $3.5 million.

A summary of option activity since February 26, 2005 is shown below.

	Options Outstanding			
	Number (in 000's)	Weighted Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Instrinsic Value
Balance as at February 26, 2005	33,453	$ 4.15		
Granted during the year	2,733	24.04		
Exercised during the year	(8,511)	2.27		
Forfeited/cancelled/expired during the year	(792)	3.70		
Balance as at March 4, 2006	26,883	$ 6.78		
Granted during the year	1,752	37.15		
Exercised during the year	(9,126)	4.30		
Forfeited/cancelled/expired during the year	(348)	9.97		
Balance as at March 3, 2007	19,161	10.85		
Granted during the year	2,518	101.60		
Exercised during the year	(5,039)	10.82		
Forfeited/cancelled/expired during the year	(174)	31.76		
Balance as at March 1, 2008	**16,466**	**$ 28.66**	**3.17**	**$ 1,261,765**
Vested and expected to vest at March 1, 2008	**15,982**	**$ 27.96**	**3.13**	**$ 1,234,955**
Exercisable at March 1, 2008	**9,209**	**$ 10.40**	**2.05**	**$ 860,129**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company's common stock on March 1, 2008 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 1, 2008. The intrinsic value of stock options exercised during fiscal 2008, calculated using the average market price during the period, was approximately $70 per share.

A summary of unvested stock options since March 3, 2007 is shown below:

	Options Outstanding	
	Number (in 000's)	Average Grant Date Fair Value
Balance as at March 3, 2007	9,129	$ 8.03
Granted during the period	2,518	47.11
Vested during the period	(4,226)	5.65
Forfeited during the period	(164)	11.76
Balance as at March 1, 2008	7,257	$ 22.89

As of March 1, 2008, there was $133.6 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.5 years. The total fair value of stock options vested during the year ended March 1, 2008 was $23.9 million.

Cash received from stock option exercises for the year ended March 1, 2008 was $62.9 million (March 3, 2007 - $44.5 million).

The following table illustrates the effect on reported net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation in fiscal 2006:

	For the year ended March 4, 2006
Net income - as reported	$ 374,656
Add: Stock-based employee compensation expense included in restated net income, net of tax	5,942
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(25,000)
Net income - pro forma	$ 355,598
Weighted-average number of shares outstanding (000's) - basic	566,742
Effect of dilutive securities: Employee stock options	19,788
Weighted-average number of shares and assumed conversions - diluted	586,530
Pro forma earnings per common share:	
Basic	$ 0.63
Diluted	$ 0.61

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The weighted-average fair value of stock options granted during the year was calculated using the BSM option-pricing model with the following assumptions:

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Number of options granted (000's)	2,518	1,752	2,733
Weighted-average Black-Scholes value of each option	$ 47.11	$ 16.63	$ 12.39
Assumptions:			
Risk-free interest rate	4.3%	4.8%	4.1%
Expected life in years	4.6	4.4	4.0
Expected dividend yield	0%	0%	0%
Volatility	41% - 57%	44% - 55%	60%

The Company has not paid a dividend in the previous ten fiscal years and has no current expectation of paying cash dividends on its common stock. The risk-free interest rates utilized during the life of the stock option are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common stock at the date of grant based on a combination of the implied volatility of publicly traded options on its common stock, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan

RSUs are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense is recognized upon issuance of RSUs over the vesting period. The Company recorded $33 of compensation expense with respect to RSUs in the year ended March 1, 2008.

The Company issued 5,000 RSUs in the year ended March 1, 2008 and there were 5,000 RSUs outstanding as at March 1, 2008 (March 3, 2007 – nil).

Deferred Share Unit Plan

Under the DSU Plan, each independent director will be credited with DSUs in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the Board of Directors. DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company's shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company.

DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R). These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement.

DSUs are to be awarded on a quarterly basis in future years. The Company issued 8,926 DSUs in the year ended March 1, 2008. The Company had a liability of $965 in relation to the DSU plan as at March 1, 2008.

12. COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Company is committed to future minimum annual lease payments under operating leases as follows:

	Real Estate	Equipment and other	Total
For the years ending			
2009	$ 15,515	$ 164	$ 15,679
2010	14,168	1	14,169
2011	13,157	-	13,157
2012	12,502	-	12,502
2013	10,437	-	10,437
Thereafter	57,903	-	57,903
	$ 123,682	$ 165	$ 123,847

For the year ended March 1, 2008, the Company incurred rental expense of $15,461 (March 3, 2007 - $9,794; March 4, 2006 - $5,767).

(b) Litigation

The Company was the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents. On March 3, 2006, the Company and NTP jointly announced that they signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007 or fiscal 2008. The Company recorded an expense of $201.8 million in fiscal 2006 to account for the additional charge for the final settlement in the amount of $162.5 million, the full writedown of the acquired NTP license that was recorded in March 2005 which, after accumulated depreciation, had net book value of $18.3 million as well as an expense of $21.0 million to account for incremental current and estimated legal and professional fees in connection with this litigation.

By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary, Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgment was issued by the Court of Appeals in Düsseldorf which rejected Neomax's damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Düsseldorf. On March 26, 2007, the German Federal Patent Court delivered a judgment invalidating certain claims of the subject patent. As a result, the appellate courts were asked to stay the outstanding appeals pending the decision of the German Federal Patent Court becoming final and binding. However, the Neomax Litigation was settled effective February 20, 2008 without RIM-UK being required to contribute to the settlement. Accordingly, no amount has been recorded in these consolidated financial statements as at March 1, 2008.

By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK a notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the B1 Patent invalid. Inpro

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

has appealed the Munich court's decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 1, 2008.

On May 1, 2006, Visto Corporation ("Visto") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the "Marshall District Court"), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the "Dallas District Court") alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding claims against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM's amended complaint on July 5, 2006 by filing declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed The declaratory judgment filed by RIM in the Dallas District Court against Visto's United States Patents No. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM's United States Patent No. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto's patent No. 7,039,679 into one case. RIM's complaint filed against Visto for infringement of RIM's United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) was dismissed to allow RIM to re-file those complaints in the Marshall District Court. RIM's motion to amend its response to add an infringement claim under the RIM '457 and '694 patents, along with a declaratory judgment complaint against Visto patent 7,039,679, to the Marshall District Court action was granted on March 6, 2007. RIM's motion to transfer Visto's declaratory judgment counterclaims filed on July 5, 2006 (against the RIM Patents, US 6,389,457 and 6,219,694) from the Northern District of Texas Court to the Eastern District of Texas Court was granted on May 17, 2007. All of RIM's and Visto's claims and counterclaims filed in the Northern District of Texas will now be heard in the Eastern District of Texas case. As of September 21, 2007, the United States Patent & Trademark Office ("PTO") has issued office actions in re-examination proceedings, rejecting all claims of each of the five patents asserted against RIM in the patent infringement action filed by Visto in the Eastern District of Texas against RIM on April 28, 2006. On March 14, 2008 the PTO issued final office actions rejecting all the claims of the 7,039,679, 6,151,606 patents and the majority of the claims of the 6,085,192 patent. A claim construction hearing was held on November 1, 2007, in the Eastern District of Texas action. The Magistrate assigned to handle the claim construction hearing granted leave to both RIM and Visto to file supplemental briefs based on Visto's response to the re-examination proceedings before the PTO. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 1, 2008.

On August 28, 2007, Visto filed a new complaint in the United States Court for the Eastern District of Texas, Marshall Division, against the Company alleging infringement of two United States Patents (United States Patent No. 5,857,201 and 6,324,542). On October 18, 2007, RIM filed its answer to Visto's complaint in the Eastern District of Texas. On January 8, 2008, Visto filed an amended complaint adding United States Patent No. 5,968,131. On January 29, 2008, RIM filed an answer to the amended complaint. Proceedings are currently pending.

On June 15, 2007, RIM filed in the United States District Court for the Northern District of California a complaint against Visto for infringement of U.S. Patent No. 5,889,839, which is owned by RIM. On July 9, 2007, Visto filed its answer to RIM's complaint asserting defences based on non-infringement, invalidity and unenforceability. On August 29, 2007, Visto filed a motion to amend Visto's answer and add counterclaims of infringement by RIM of United States patents No. 7,255,231 and 7,228,383 in the Northern District of California case. On February 28, 2008, the California Court granted RIM's request to stay Visto's counterclaims of infringement of the '231 and '383 patents pending their re-examination by the USPTO while allowing RIM to proceed on its patent infringement claim against Visto. Proceedings are currently pending.

On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM's Canadian Patent No. 2,245,157; 2,356,073 and 2,356,046. The trial is scheduled to commence May 12, 2008. On June 1, 2007, RIM commenced an action in the Ontario Superior Court of Justice against Visto Corporation and two of its executive officers. The action seeks damages for conspiracy, for false and misleading statements in contravention of the Competition Act, for contravention of the Trade-marks Act, for injurious falsehood and for unlawful interference with RIM's economic relations. Proceedings are currently pending.

On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto's U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM's actions in the U.K. do not infringe the same patent. RIM sent to Visto a non-confidential Product and Process Description (PPD) providing a technical description of RIM's products offered in the U.K. On February 2, 2007, Visto acknowledged that RIM's products described in the non-confidential PPD do not infringe Visto's U.K. patent [EP (UK) 0,996,905]. However, on February 2, 2007 Visto also filed a defence and counterclaim alleging that another RIM product allegedly not in the non-confidential PPD, the Mail Connector product, does infringe Visto's U.K. patent [EP (UK) 0,996,905]. Visto also alleged that the action filed by RIM in Italy (see below) was filed in bad faith or with gross negligence and that filing the proceedings in Italy amounts to the tort of abuse of process. Visto further has asked the Court to order revocation of RIM's U.K. patents [EP (UK) 1 096 727] and [EP (UK) 1 126 662]. RIM presented a jurisdictional challenge to Visto's abuse of process claims related to RIM's filing of the action in Italy on the basis that the UK Court did not have jurisdiction in the UK for the abuse of process claims. The Court decided in RIM's favour in a hearing held on April 3, 2007 on RIM's jurisdictional challenge, and Visto appealed the Court's decision. On April 13, 2007, in view of the fact that Visto acknowledged that RIM's products described in the PPD do not infringe the Visto UK patent, RIM served a notice of discontinuance that it was withdrawing its request that the Court decide that the RIM products described in the PPD do not infringe the Visto UK patent. A hearing was held in the UK Court on August 7, 2007 on an application filed by Visto requesting a stay of the litigation. The UK Court denied Visto's request for a stay. The trial on the invalidity and non-infringement of Visto's patents proceeded in the UK Court on January 23, 2008. On February 28, 2008, the UK Court rendered a decision wherein it held that Visto's '905 UK patent was invalid for lack of inventive step and not being patentable subject matter. On March 6, 2008, the English Court of Appeal also denied Visto's appeal in relation to the abuse of process claims.

On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto's patent No. EP0996905 invalid and declare that RIM's activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. On May 28, 2007 Visto filed a request with the Court of Milan that the Court hold a hearing on the issue of whether the Court has jurisdiction to decide that RIM's activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP 0996905. Proceedings are currently pending.

On May 31, 2006, RIM filed a declaratory judgment action in the United States Court for the Northern District of Texas, Dallas Division, against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 ("the '304 Patent") is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DataQuill's Motion to Dismiss. On April 13, 2007, RIM filed an amended complaint which added a declaratory judgment counterclaim to the suit seeking a ruling that DataQuill's continuation patent of the 304 patent, United States Patent 7,139,591 ("the '591 Patent") is invalid and not infringed by RIM products. On April 24, 2007, DataQuill filed its answer to RIM's declaratory judgment complaint. DataQuill counterclaimed for infringement of the '304 and '591 Patents and is seeking an injunction and monetary damages. A trial date has been scheduled for October 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 1, 2008.

On June 6, 2007, Minerva Industries ("Minerva") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the "Marshall District Court"), against the Company alleging infringement of United States Patent No. 6,681,120 and seeking an injunction and monetary damages. On January 22, 2008, Minerva filed a second complaint in the Marshall District Court against the Company alleging infringement of United States Patent No. 7,321,783 and seeking an injunction and monetary damages

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

RIM answered the first Complaint on January 28, 2008 and the second Complaint on March 14, 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 1, 2008.

On October 18, 2007, Saxon Innovations, LLC, filed a complaint in the United States District Court for the Eastern District of Texas, Tyler Division, against RIM and thirteen other defendants alleging infringement of United States Patents Nos. 5,592,555, 5,771,394, 5,502,689, and 5,247,621 and seeking an injunction and monetary damages. RIM's answer to the complaint was originally due January 7, 2008; however, RIM received an extension of time to file answer, and the answer was filed on March 5, 2008. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 1, 2008.

On November 9, 2007, AutoText Technologies, Inc. ("AutoText") filed a complaint in the United States District Court for the Northern District of Ohio, Eastern Division, against the Company and twenty-three other defendants alleging infringement of United States Patent No. 5,305,205 seeking an injunction and undisclosed monetary damages. AutoText did not serve its complaint on RIM in this litigation. On January 9, 2008, AutoText voluntarily dismissed its own case against RIM.

On December 20, 2007, TeleCommunication Systems, Inc. ("TCS") filed a complaint in the U.S. District Court for the Eastern District of Virginia, against the Company alleging infringement of United States Patent No. 6,871,215 and seeking monetary damages and an injunction. On March 12, 2008, in response to a joint motion filed by both parties, the Court granted a 30 day extension to RIM's Answer date so that the parties can pursue settlement negotiations. On April 11, 2008, TCS voluntarily dismissed its lawsuit against RIM in the Eastern District of Virginia pursuant to a standstill agreement that the parties signed earlier the same day. The standstill agreement is effective for a two month period ending June 12, 2008.

On February 16, 2008, the Company filed a complaint in the United States District Court for the Northern District of Texas (Dallas Division) (the "Dallas District Court") against Motorola alleging breach of contract, antitrust violations, patent infringement of United States Patent No. 5,664,055; 5,699,485; 6,278,442; 6,452,588; 6,489,950; 6,611,254, 6,661,255; 6,919,879 and 7,227,536 and seeking a declaratory judgment of non-infringement and invalidity against Motorola United States Patent Nos. 5,359,317; 5,074,684; 5,764,899; 5,771,353; 5,958,006; 5,706,211 and 6,101,531. On February 21, 2008, RIM filed a second complaint in the Dallas District Court seeking a declaratory judgment of non-infringement and invalidity of Motorola US Patent No. 5,157,391; 5,394,140; 5,612,682 and 5,974,447. On February 16, 2008, Motorola filed a complaint against the Company in the Eastern District of Texas, Marshall Division alleging infringement of United States Patent Nos. 5,157,391; 5,359,317; 5,394,140; 5,612,682; 5,764,899; 5,771,353 and 5,974,447. On February 20, 2008, Motorola filed an amended complaint adding United States Patent Nos. 5,074,684; 5,706,211; 5,958,006 and 6,101,531 to the complaint. On February 16, 2008, Motorola filed another complaint in the District of Delaware against the Company seeking a declaratory judgment of non-infringement and invalidity related to United States Patent No. 5,664,055 and 5,699,485 assigned to RIM as well as United States Patent No. 6,611,254, 6,661,255 and 6,919,879. On February 20, 2008, the complaint was amended to include RIM's United States Patent No. 6,278,442; 6,452,588; 6,489,950 and 7,227,536. Proceedings are pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 1, 2008

On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice - Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007 RIM was served with a Fresh As Amended Notice of Application (the "Amended Notice of Application") by the shareholder. The Amended Notice of Application sought an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregards the interests of the pension fund. Among other things, the pension fund also sought an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM's option granting practices, seeking damages and ancillary relief against certain of RIM's directors. On October 5, 2007, RIM and the other defendants entered into an agreement with the shareholder to settle the application and proposed derivative action. Under the settlement, each of the respondents to the application and each of the defendants in the proposed derivative action denied the allegations made against them by the pension fund. The settlement did not result in the payment of any monetary compensation to the pension fund (apart from legal costs) or past or present

RIM shareholders. Pursuant to the terms of the settlement, in exchange for a full release, RIM agreed to certain corporate governance measures that are consistent with previously announced measures, and to pay $1.1 million on account of the shareholder's legal costs which has been recorded in these consolidated financial statements as at December 1, 2007. In addition, as part of the settlement and consistent with their earlier voluntary agreement (described in RIM's March 5, 2007 press release) to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the management-initiated voluntary review of RIM's historical stock option granting practices, RIM's co-CEO's, Jim Balsillie and Mike Lazaridis, paid RIM a further CAD $2.5 million each in the third quarter of fiscal 2008 to defray the review costs incurred by RIM. These amounts were recorded net of income taxes as an increase to paid-in capital. On November 5, 2007, the Ontario Superior Court of Justice granted an order approving the settlement and issuing a representation order that binds all RIM shareholders to the terms of the agreement, except for those who have opted out. Approximately one hundred shareholders opted out of the settlement. Based on those who disclosed the number of shares held by them indicated that, combined, the opt-out shareholders hold approximately 27,400 shares (approximately 0.005% of all outstanding shares). However, certain opt-out shareholders did not disclose the number of shares held by them. On December 10, 2007, the Ontario Superior Court of Justice issued an order extending the opt-out deadline to January 22, 2008 for customers of Goldman Sachs Exchange & Clearing L.P., who did not receive notice of the settlement in the initial mailing. As a result of that extension, additional shareholders holding 47,080 shares as at the record date opted out.

From time to time, the Company is involved in other claims in the normal course of business. The following additional patent suits were filed against the Company since the end of fiscal 2008:

Aloft Media LLC. - On March 6, 2008, Aloft Media LLC filed a complaint against the Company in the Eastern District of Texas Marshall Division alleging infringement of United States Patent No. 7,330,715. This patent generally relates to transferring contact information using a cell phone.

FlashPoint Technology Inc. - On March 7, 2008, FlashPoint Technology Inc filed a patent infringement lawsuit against Research In Motion LTD and Research In Motion Corporation in the District of Delaware. The patents-in-suit include U.S. Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190, 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies.

Additional lawsuits, including purported class actions and derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company's historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

(c) Other

In fiscal 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows, and consolidated statements of shareholders' equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosure (the "Restatement"), to reflect additional non-cash stock compensation expense relating to certain historical stock-based awards. The Restatement did not result in a change in the Company's previously reported revenues, total cash and cash equivalents or net cash provided by operating activities. The Restatement was the result of a voluntary internal review (the "Review") by the Company of its historical stock option granting practices. The Review identified three significant types of accounting errors: the misapplication of U.S. GAAP as it relates to a "net settlement" feature contained in the Company's stock option plan (the "Stock Option Plan") until February 27, 2002, the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, and the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Review determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain awards.

Each of the Securities and Exchange Commission, the Ontario Securities Commission and the office of the United States Attorney for the Southern District of New York has commenced investigations in connection with the Company's stock option granting practices. The Company continues

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

to cooperate with each of these agencies. While it is not possible to predict at this time what action may result from the investigations, the Company anticipates that RIM or certain of its directors or officers may be subject to potential enforcement action or prosecution, which if successful, could result in civil or criminal penalties or other remedies. Due to uncertainties related to the potential outcomes of the investigations, the Company is unable to assess what, if any, exposure or loss it may incur as a result of the outcomes of these investigations. As such, no amounts have been accrued in the Company's financial statements for any potential loss.

13. PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in *Cost of sales*. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

The change in the Company's accrued warranty obligations from February 26, 2005 to March 1, 2008 as well as the accrued warranty obligations as at March 1, 2008 are set forth in the following table:

Accrued warranty obligations at February 26, 2005	$ 14,657
Actual warranty experience during fiscal 2006	(24,669)
Fiscal 2006 warranty provision	28,180
Adjustments for changes in estimate	4,219
Accrued warranty obligations at March 4, 2006	22,387
Actual warranty experience during fiscal 2007	(38,554)
Fiscal 2007 warranty provision	49,736
Adjustments for changes in estimate	3,100
Accrued warranty obligations at March 3, 2007	36,669
Actual warranty experience during fiscal 2008	**(68,166)**
Fiscal 2008 warranty provision	**116,045**
Accrued warranty obligations at March 1, 2008	**$ 84,548**

14. GOVERNMENT ASSISTANCE

The Company previously entered into a development agreement with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

The agreement with TPC is for a development project under which total contributions from TPC have been $23,300. The Company has fulfilled all prerequisite funding conditions and recorded all of the contributions as at February 28, 2004. This contribution will be repayable to TPC in the form of a royalty of 2.2% on gross business revenues, subject to the Company maintaining a minimum number of Canadian employees and to certain annual maximum amounts through 2015, not exceeding $46,000. The Company recorded $4,273 on account of TPC royalty repayment expense during fiscal 2008 (March 3, 2007 – $2,795; March 4, 2006 – $1,929).

15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Net income for basic and diluted earnings per share available to common shareholders	$ 1,293,867	$ 631,572	$ 374,656
Weighted-average number of shares outstanding (000's) - basic	559,778	556,059	566,742
Effect of dilutive securities: Employee stock options	13,052	15,750	21,726
Weighted-average number of shares and assumed conversions - diluted	572,830	571,809	588,468
Earnings per share - reported			
Basic	$ 2.31	$ 1.14	$ 0.66
Diluted	$ 2.26	$ 1.10	$ 0.64

16. COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss) are shown in the following table:

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Net income	$1,293,867	$ 631,572	$ 374,656
Net change in unrealized gains (losses) on available-for-sale investments	13,467	11,839	(5,888)
Net change in derivative fair value during the year, net of income taxes of $19,238 (March 3, 2007 - $7,124; March 4, 2006 - $9,539)	37,564	(13,455)	18,029
Amounts reclassified to earnings during the year, net of income taxes of $5,142 (March 3, 2007 - $4,197; March 4, 2006 - $6,000)	(9,232)	(7,926)	(11,344)
Comprehensive income	$1,335,666	$ 622,030	$ 375,453

The components of accumulated other comprehensive income (loss) are as follows:

	As at		
	March 1, 2008	March 3, 2007	March 4, 2006
Accumulated net unrealized gains (losses) on available-for-sale investments	$ 7,073	$ (6,394)	$ (18,233)
Accumulated net unrealized gains (losses) on derivative instruments	23,210	(5,122)	16,259
Total accumulated other comprehensive income (loss)	$ 30,283	$ (11,516)	$ (1,974)

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

17. SUPPLEMENTAL INFORMATION

(a) Cash flows resulting from net changes in working capital items are as follows:

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Trade receivables	$ (602,055)	$ (254,370)	$ (87,528)
Other receivables	(34,515)	(8,300)	(18,727)
Inventory	(140,360)	(121,238)	(42,034)
Other current assets	(26,161)	(16,827)	(11,876)
Accounts payable	140,806	47,625	11,031
Accrued liabilities	383,020	119,997	59,398
Accrued litigation and related expenses	–	–	(435,610)
Restricted cash	–	–	111,978
Income taxes payable	401,270	83,310	17,985
Deferred revenue	8,789	7,221	4,733
	$ 130,794	$ (142,582)	$ (390,650)

(b) Certain statement of cash flow information related to interest and income taxes paid is summarized as follows:

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Interest paid during the year	$ 518	$ 494	$ 483
Income taxes paid during the year	$ 216,095	$ 32,101	$ 2,449

(c) The following items are included in the accrued liabilities balance:

	As at	
	March 1, 2008	March 3, 2007
Marketing costs	$ 74,034	$ 39,186
Warranty (note 13)	84,548	36,669
Royalties	150,151	48,344
Other	381,709	163,430
	$ 690,442	$ 287,629

Other accrued liabilities as noted in the above chart, include, among other things, salaries, payroll withholding taxes, incentive accruals, and airtime purchase costs, none of which are greater than 5% of the current liability balance.

(d) Additional information

Advertising expense, which includes media, agency and promotional expenses totalling $124,578 (March 3, 2007 - $67,738; March 4, 2006 - $32,606) is included in *Selling, marketing and administration* expense.

Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange loss of $5,295 (March 3, 2007 – loss of $2,045; March 4, 2006 – loss of $2,519).

18. FINANCIAL INSTRUMENTS

Values of financial instruments outstanding were as follows:

	March 1, 2008		
Assets (Liabilities)	Notional Amount	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ –	$ 1,184,398	$ 1,184,398
Available-for-sale investments	$ –	$ 1,154,098	$ 1,154,098
Long-term debt	$ –	$ (7,608)	$ (7,830)
Currency forward contracts - asset	$ 991,884	$ 47,507	$ 47,507
Currency forward contracts - liability	$ 699,821	$ (19,793)	$ (19,793)

	March 3, 2007		
Assets (Liabilities)	Notional Amount	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ –	$ 677,144	$ 677,144
Available-for-sale investments	$ –	$ 735,734	$ 735,734
Long-term debt	$ –	$ (6,613)	$ (6,767)
Currency forward contracts - asset	$ 246,325	$ 5,115	$ 5,115
Currency forward contracts - liability	$ 575,406	$ (12,406)	$ (12,406)

For the Company's trade receivables, other receivables, accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short maturities. The fair value of investments is determined using observable market data based on quoted prices and interest rates. Where observable market data is unavailable due to a lack of trading activity, the Company utilizes internally developed models to estimate fair value. The fair value of currency forward contracts has been estimated using market quoted currency spot rates and interest rates. The fair value of long-term debt has been estimated using market quoted interest rates. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2008 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars, and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 1, 2008 approximately 13% of cash and cash equivalents, 35% of trade receivables and 15% of accounts payable and accrued liabilities are denominated in foreign currencies (March 3, 2007 – 3%, 30% and 14%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro.

As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar, and Euro.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. Any ineffective portion of the change in fair value of the cash flow hedges is recognized in current period earnings. For fiscal years ending 2008, 2007 and 2006, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from March 2008 to November 2010. As at March 1, 2008, the net unrealized gain on these forward contracts was approximately $34,593 (March 3, 2007 – net unrealized loss of $7,834; March 4, 2006 – net unrealized gain of $24,868) Unrealized gains associated with these contracts were recorded in *Other current assets* and *Accumulated other comprehensive income.* Unrealized losses were recorded in *Accrued liabilities* and *Accumulated other comprehensive income.* These derivative gains or losses are reclassified to earnings in the same period that the forecasted transaction affects earnings. In fiscal 2009, $24,545 of the net unrealized gain on the forward contracts will be reclassified to earnings.

The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts have been designated as economic hedges that are not subject to hedge accounting, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. The maturity dates of these instruments are in March 2008. As at March 1, 2008, a net unrealized loss of $6,880 was recorded in respect of this amount (March 3, 2007 – unrealized gain of $542; March 4, 2006 – unrealized loss of $386). Unrealized gains associated with these contracts were recorded in *Other current assets* and *Selling, marketing* and *administration.* Unrealized losses were recorded in *Accrued liabilities* and *Selling, marketing and administration.*

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company's exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at March 1, 2008, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 40% (March 3, 2007 – nil; March 4, 2006 – 46%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 1, 2008, no single issuer represented more than 9% of the total cash, cash equivalents and investments (March 3, 2007 - no single issuer represented more than 9% of the total cash, cash equivalents and investments).

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance for doubtful accounts as at March 1, 2008 is $2,016 (March 3, 2007- $1,824).

While the Company sells its products and services to a variety of customers, three customers comprised 19%, 14% and 10% of trade receivables as at March 1, 2008 (March 3, 2007 - two customers comprised 23% and 13%). Additionally, three customers comprised 21%, 15% and 12% of the Company's revenue (March 3, 2007 - four customers comprised 19%, 14%, 11% and 11%; March 4, 2006 - four customers comprised 19%, 16%, 12% and 12%).

19. SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Revenue			
Canada	$ 438,302	$ 222,517	$ 178,556
United States	3,528,858	1,756,608	1,335,402
United Kingdom	461,592	267,353	156,055
Other	1,580,643	790,625	395,832
	$ 6,009,395	$ 3,037,103	$ 2,065,845
Revenue			
Canada	7.3%	7.3%	8.6%
United States	58.7%	57.9%	64.6%
United Kingdom	7.7%	8.8%	7.6%
Other	26.3%	26.0%	19.2%
	100.0%	100.0%	100.0%

	For the year ended		
	March 1, 2008	March 3, 2007	March 4, 2006
Revenue mix			
Devices	$ 4,768,610	$ 2,215,951	$ 1,439,674
Service	860,641	560,116	383,021
Software	234,388	173,187	156,556
Other	145,756	87,849	86,594
	$ 6,009,395	$ 3,037,103	$ 2,065,845

	As at	
	March 1, 2008	March 3, 2007
Capital assets, intangible assets and goodwill		
Canada	$ 1,166,451	$ 645,562
United States	60,354	50,321
United Kingdom	43,150	32,743
Other	20,443	7,067
	$ 1,290,398	$ 735,693
Total assets		
Canada	$ 1,921,202	$ 948,671
United States	1,738,508	983,491
United Kingdom	1,669,366	1,029,243
Other	182,111	127,544
	$ 5,511,187	$ 3,088,949

20. SUBSEQUENT EVENT

On March 31, 2008, the Company entered into 2 separate patent assignment and license transactions. One agreement was to acquire a portfolio of patents for GSM technologies for a purchase price of 35 million Euros, or approximately $55 million based on current foreign exchange rates. The other agreement was to acquire a portfolio of patents relating to wireless communication technologies for a purchase price of $12 million. The patents will be recorded as non-current assets and amortized over their estimated useful lives.

Corporate Information

Executive Officers

Mike Lazaridis
President and Co-Chief Executive Officer

Jim Balsillie
Co-Chief Executive Officer

Brian Bidulka
Chief Accounting Officer

Robin Bienfait
Chief Information Officer

Larry Conlee
Chief Operating Officer,
Product Development and Manufacturing

Dennis Kavelman
Chief Operating Officer,
Administration and Operations

Don Morrison
Chief Operating Officer,
BlackBerry

David Yach
Chief Technology Officer,
Software

Board of Directors

Jim Balsillie
Co-Chief Executive Officer

Mike Lazaridis
President and Co-Chief Executive Officer

Jim Estill [2,3,4]
Chief Executive Officer,
SYNNEX Canada Ltd

David Kerr [1,2,3]
Managing Partner,
Edper Financial Corporation

Roger Martin [5]
Dean and Professor of Strategy,
Joseph L. Rotman School of Management,
University of Toronto

John Richardson, FCA [1,2,3,4]
Chairman,
Ontario Pension Board

Barbara Stymiest, FCA [1,4]
Chief Operating Officer,
Royal Bank of Canada

John Wetmore [2,3,5]
Corporate Director

[1] Member of the Audit Committee.
[2] Member of the Compensation Committee
[3] Member of the Nomination and Governance Committee
[4] Member of the Oversight Committee.
[5] Member of the Strategic Planning Committee.

Shareholder Information

Annual Meeting of Shareholders
Tuesday, July 15, 2008 at 6:30pm
The Perimeter Institute for Theoretical Physics
31 Caroline Street North
Waterloo, Ontario, Canada

Shareholder Inquiries
Investor Relations
Research In Motion Limited
176 Columbia Street West
Waterloo, Ontario, N2L 3L3
Tel: (+1) 519-888-7465
Fax: (+1) 519-888-6990
Email: investor_relations@rim.com

Transfer Agent
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (+1) 800-564-6253
Fax: (+1) 866-249-7775
service@computershare.com

Auditors
Ernst & Young LLP
Chartered Accountants
515 Riverbend Drive
P O. Box 9458, Station C
Kitchener, Ontario, N2G 4W9

Stock Exchange Listings
Nasdaq National Market
Symbol: RIMM
The Toronto Stock Exchange
Symbol: RIM

Corporate Office
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8

Corporate Website
www.rim.com

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BlackBerry

Research In Motion 295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8 www.rim.com T: 519.888.7465 F: 519.888.6906 E: investor_relations@rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date: April 22, 2008

By: [signature]
Name: Brian Bidulka
Title: Chief Accounting Officer

END